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As filed with the Securities and Exchange Commission on June 7, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Micron Technology, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	75-1618004 (I.R.S. Employer Identification Number)

8000 S. Federal Way
Boise, Idaho 83716-9632
(208) 368-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

W.G. Stover, Jr.
Vice President of Finance and Chief Financial Officer
8000 S. Federal Way
Boise, Idaho 83716-9632
(208) 368-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Roderic W. Lewis, Esq. Vice President of Legal Affairs, General Counsel and Corporate Secretary Micron Technology, Inc. 8000 South Federal Way Boise, Idaho 83716 (208) 368-4000	Kenton J. King, Esq. Celeste E. Greene, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Suite 1100 Palo Alto, California 94301 (650) 470-4500	Eric S. Whitaker, Esq. Executive Vice President, General Counsel and Corporate Secretary Lexar Media, Inc. 47300 Bayside Parkway Fremont, California 94538 (510) 413-1200	Dennis R. DeBroeck, Esq. Daniel J. Winnike, Esq. Scott J. Leichtner, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

        Approximate date of commencement of proposed sale of the securities to the public:    Upon completion of the merger described herein.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If the form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If the form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, par value $0.10 per share	6,117,887	N/A	$46,465,518.40	$4,971.81

(1)
Represents the maximum number of shares of Micron common stock, par value $0.10 per share, that may be issued in connection with the merger described herein, which is equal to the product obtained by multiplying (i) 111,048,096, which represents the maximum number of shares of Lexar common stock to be canceled in connection with the merger described herein assuming the exercise of all Lexar options expected to be assumed by Micron, the estimated number of shares to be purchased through Lexar's employee stock purchase plan between March 8, 2006 and the closing of the merger and the conversion of all outstanding 5.625% Senior Convertible Notes due 2010 by (ii) the exchange ratio for the merger of 0.5925, reduced by the 59,678,109 shares of common stock that Micron previously registered on its registration statement on Form S-4, as amended (File No. 333-132757), initially filed with the Securities and Exchange Commission on March 28, 2006 (the "Prior S-4 Registration Statement").
(2)
Estimated solely for the purpose of computing the amount of the registration fee required by the Securities Act of 1933, as amended, and pursuant to Rules 457(c) and (f) of the Securities Act, equal to the product obtained by multiplying (i) $9.38, the average of the high and low per share prices of the common stock, par value $0.0001 per share, of Lexar, as reported on the Nasdaq National Market on May 31, 2006, by (ii) 111,048,096, which is the maximum number of shares of Lexar common stock to be canceled in connection with the merger described herein, reduced by 106,094,416, which is the number of shares of Lexar common stock that was used to calculate the Proposed Maximum Offering Price in the Prior S-4 Registration Statement.

        Pursuant to Rule 429 under the Securities Act of 1933, the proxy statement/prospectus supplement included in this registration statement also relates to the 59,678,109 shares of common stock that Micron previously registered on the Prior S-4 Registration Statement. This registration statement also constitutes Post-Effective Amendment No. 1 to the prior S-4 Registration Statement. Upon effectiveness, this registration statement, together with the Prior S-4 Registration Statement, will relate to an aggregate of 65,795,996 shares of Micron common stock.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this supplement is not complete and may be changed. Micron may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this supplement is a part, is declared effective. This supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated June 7, 2006

LEXAR MEDIA, INC.
47300 BAYSIDE PARKWAY
FREMONT, CALIFORNIA 94538

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

NEW EXCHANGE RATIO OF 0.5925

DATE OF RECONVENED STOCKHOLDER MEETING: JUNE 16, 2006

AMENDMENT TO AGREEMENT AND PLAN OF MERGER WITH MICRON TECHNOLOGY, INC.

YOUR VOTE IS VERY IMPORTANT

June    , 2006

Dear Lexar Stockholder:

        On or about May 4, 2006, Lexar mailed to you a proxy statement/prospectus relating to a special meeting of stockholders of Lexar Media, Inc., or Lexar, to be held on June 2, 2006, for the purpose of voting to adopt the Agreement and Plan of Merger, dated as of March 8, 2006, among Lexar, Micron Technology, Inc., or Micron, and March 2006 Merger Corp., a newly formed, wholly owned subsidiary of Micron. Under the merger agreement, March 2006 Merger Corp. will be merged with and into Lexar, with Lexar surviving the merger and becoming a wholly owned subsidiary of Micron immediately following the merger.

        Lexar's special meeting to vote on the adoption of the merger agreement was convened on June 2, 2006. The morning of and prior to the special meeting, Lexar and Micron issued a press release announcing that Micron was prepared to increase the exchange ratio in connection with the merger from 0.5625 to 0.5925 of a share of Micron common stock for each outstanding share of Lexar common stock, subject to approval of the boards of directors of Micron and Lexar and subject to Micron's determination that there is sufficient Lexar stockholder support for the merger at the revised exchange ratio. Accordingly, Lexar adjourned the special meeting to be reconvened on Friday, June 16, 2006 at 2:00 p.m., local time, at Lexar's corporate headquarters at 47300 Bayside Parkway, Fremont, California. The record date for the reconvened special meeting has not changed. Only holders of record of Lexar common stock as of the close of business on April 28, 2006 are entitled to vote at the reconvened special meeting.

        On June 4, 2006, the parties to the merger agreement amended the original merger agreement to (1) increase the exchange ratio in connection with the merger from 0.5625 to 0.5925 of a share of Micron common stock to be exchanged for each outstanding share of Lexar common stock and (2) make related changes to the treatment of certain Lexar stock options, including those held by Lexar's directors and executive officers, in connection with the merger. The exchange ratio, as amended, is fixed and will not be adjusted for changes in the stock price of either Lexar or Micron before the merger is consummated. Micron common stock is listed on the New York Stock Exchange under the trading symbol "MU." On June 6, 2006, the closing sale price of Micron common stock was $16.26 per share.

        The original merger agreement as so amended is referred to in the accompanying supplement as the amended merger agreement.

        Our board of directors has carefully reviewed and considered the terms and conditions of the amended merger agreement and, based on its review, unanimously recommends that Lexar stockholders vote FOR the proposal to adopt the amended merger agreement. Whether or not you plan to attend the reconvened special meeting, please vote as soon as possible so that your shares are represented at the reconvened special meeting. If you do not vote, it will have the same effect as voting against the merger.

        The accompanying supplement contains additional information about Lexar, Micron and the amended merger agreement. We urge you to read the supplement, including the amendment to the merger agreement attached as Annex A, carefully and in its entirety. We also urge you, if you have not done so already, to read the proxy statement/prospectus previously sent to you (a copy of which is enclosed with this mailing), carefully and in its entirety. In particular, you should carefully consider the matters discussed under "Risk Factors" beginning on page 23 of the proxy statement/prospectus and "Update to Risk Factors" beginning on page S-14 of the accompanying supplement.

        Your vote is very important. Because the merger cannot be completed unless the amended merger agreement is adopted by the affirmative vote of the holders of a majority of the voting power of the shares of Lexar common stock outstanding on the record date, your failure to vote will have the same effect as a vote "against" the merger. For your convenience, we have enclosed a new proxy card with the accompanying supplement. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card in the enclosed postage-paid envelope or vote by telephone or via the Internet using the instructions on the proxy card. Your cooperation in voting your shares will be greatly appreciated.

        If you have any questions about the proposed merger, the amended merger agreement or about how to vote your shares, please call Lexar's proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3427.

        On behalf of our board of directors, I thank you for your cooperation and continued support.

Sincerely,

Eric B. Stang President, Chief Executive Officer and Chairman of the Board of Directors

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this supplement and the proxy statement/prospectus or the Micron common stock to be issued in connection with the merger, or determined if this supplement and the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        This supplement is dated June     , 2006 and is first being mailed to Lexar stockholders on or about June     , 2006.

i

The proxy statement/prospectus and this supplement incorporate important business and financial information about Micron and Lexar from documents that each company has filed with the Securities and Exchange Commission, or the SEC, but that have not been included in or delivered with the proxy statement/prospectus or this supplement. For a listing of documents incorporated by reference into this supplement and the proxy statement/prospectus, please see the section entitled "Where You Can Find More Information" beginning on page S-28 of this supplement.

        Micron will provide you with copies of this information relating to Micron (excluding all exhibits unless Micron has specifically incorporated by reference an exhibit in the proxy statement/prospectus and this supplement), without charge, upon written or oral request to:

Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho 83716
Attention: General Counsel
(208) 368-4000

        Lexar will provide you with copies of this information relating to Lexar (excluding all exhibits unless Lexar has specifically incorporated by reference an exhibit in the proxy statement/prospectus and this supplement), without charge, upon written or oral request to:

Lexar Media, Inc.
47300 Bayside Parkway
Fremont, California 94538
Attention: Chief Financial Officer
(510) 413-1200

        In order to receive the documents before the reconvened special meeting of Lexar stockholders, you must make your requests no later than June 12, 2006.

ii

INTRODUCTION

        The information provided in the proxy statement/prospectus, dated May 2, 2006, which is referred to in this supplement as the proxy statement/prospectus, previously mailed to Lexar's stockholders on or about May 4, 2006 and also enclosed with this mailing, is incorporated by reference into this supplement, except as described in this supplement. To the extent information in this supplement differs from, updates or conflicts with information contained in the proxy statement/prospectus, the information in this supplement governs. The proxy statement/prospectus may also be found on the Internet at http://www.sec.gov. See the section entitled "Where You Can Find More Information" beginning on page S-28 of this supplement.

UPDATE TO QUESTIONS AND ANSWERS REGARDING THE PROPOSED MERGER

        The following section provides brief answers to some of the more likely questions raised in connection with the amended merger agreement, the special meeting to be reconvened on June 16, 2006 and the merger. This section is not intended to contain all of the information that is important to you. You are urged to read both this supplement and the proxy statement/prospectus carefully, including the information incorporated by reference into, and the annexes to, the proxy statement/prospectus and this supplement.

General Questions and Answers

Q:
Why is Lexar sending me this supplement to the proxy statement/prospectus?

A:
Lexar is sending you this supplement because on June 4, 2006, Lexar, Micron and March 2006 Merger Corp. entered into an amendment to the merger agreement that the parties initially entered into on March 8, 2006. We refer to this amendment to the merger agreement as the Second Amendment. The Second Amendment superseded the amendment to the merger agreement that the parties entered into on May 30, 2006, which we refer to as the First Amendment. The Second Amendment amended the original merger agreement as follows:

•
the exchange ratio in connection with the merger was increased from 0.5625 to 0.5925 of a share of Micron common stock for each outstanding share of Lexar common stock;

•
Micron agreed to assume each Lexar stock option that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time that has a per share exercise price less than or equal to the greater of (1) $9.54 and (2) the product of (A) 0.5925 and (B) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger; and

•
the amount of cash that holders of outstanding options that will be terminated at the effective time of the merger (including each of Lexar's non-employee directors) will receive was changed to equal the product of (1) the number of shares of Lexar common stock subject to such option and (2) the excess, if any, of (A) the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of each such option immediately prior to the effective time of the merger.

  This supplement provides information with respect to the Second Amendment and updates the proxy statement/prospectus that Lexar previously mailed to you and also enclosed with this mailing. A copy of the Second Amendment is attached as Annex A to this supplement. Micron and Lexar encourage you to read the Second Amendment in its entirety.

Q:
What is the merger?

A:
The merger is a proposed business combination between Micron and Lexar where a wholly owned subsidiary of Micron will merge with and into Lexar, with Lexar surviving the merger and becoming a wholly owned subsidiary of Micron immediately following the merger. The shares of Micron common stock to be issued to Lexar stockholders in connection with the merger are expected to represent approximately 8.8% of the outstanding shares of Micron common stock immediately following the consummation of the merger, based on the number of shares of Micron common stock outstanding on June 2, 2006, assuming that no Lexar or Micron stock options are exercised after June 2, 2006, and prior to the consummation of the merger. For a more complete description of the merger, please see the section entitled "Proposal No. 1—The Merger" beginning on page 64 of the proxy statement/prospectus and "Update to Proposal No. 1—The Merger" beginning on page S-17 of this supplement.

Q:
How does Lexar's board of directors recommend that stockholders vote on the proposal to adopt the amended merger agreement?

A:
Lexar's board of directors has carefully reviewed and considered the terms and conditions of the amended merger agreement and, based on its review, unanimously recommends that Lexar stockholders vote "FOR" the proposal to adopt the amended merger agreement. To review the background of the merger and Lexar's board of directors' reasons for recommending the merger in greater detail, see the sections entitled "Proposal No. 1—The Merger—Background of the Merger" and "Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on pages 64 and 77 of the proxy statement/prospectus and the sections entitled "Update to Proposal No. 1—The Merger—Background of the Merger and "Update to Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on pages S-17 and S-18 of this supplement.

Q:
What will I receive in the merger?

A:
If the amended merger agreement is adopted by Lexar's stockholders, the other conditions to the merger are satisfied or waived and the merger is completed, you will receive 0.5925 of a share of Micron common stock for each share of Lexar common stock that you own. You will not receive fractional shares of Micron common stock. Instead, you will receive the cash value, without interest, of any fractional share of Micron common stock that you would otherwise be entitled to receive. The cash value will be determined based on the average closing price for Micron common stock for the 10-trading-day period ending on the trading day immediately before the day the merger closes. Accordingly, if you own 100 shares of Lexar common stock, you will receive 59 shares of Micron common stock in exchange for your shares of Lexar common stock and cash for the remaining 0.25 of a share of Micron common stock.

  The number of shares of Micron common stock to be issued for each share of Lexar common stock is fixed and will not be adjusted based upon changes in the value of Lexar common stock or Micron common stock. As a result, the value of the shares of Micron common stock you will receive in the merger will not be known before the completion of the merger, and will fluctuate as the market price of Micron's common stock fluctuates.

  After the merger closes, Micron will arrange for a letter of transmittal to be sent to each Lexar stockholder. The merger consideration will be paid to each stockholder once that stockholder submits the completed letter of transmittal, properly endorsed stock certificates and any other required documentation.

Q:
What will happen to Lexar's outstanding options in the merger?

A:
At the effective time of the merger, Micron will assume any outstanding option to purchase shares of Lexar common stock that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time that has a per share exercise price less than or equal to the greater of (1) $9.54 and (2) the product of (A) 0.5925 and (B) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger. Each option assumed by Micron will be subject to, and exercisable and vested upon, the same terms and conditions as under the Lexar stock option plans and the applicable option and other related agreements issued pursuant to such plans, except that: (i) 25% of the shares subject to outstanding stock options that are unvested at the effective time of the merger will accelerate and become exercisable immediately prior to the effective time of the merger, (ii) each assumed option will be exercisable for a number of shares of Micron common stock equal to the number of shares of Lexar common stock subject to such option immediately prior to the effective time of the merger, multiplied by 0.5925, rounded down to the nearest whole number and (iii) the exercise price per share of Micron common stock subject to any assumed option will equal the exercise price per share of Lexar common stock subject to such option in effect immediately prior to the effective time of the merger, divided by 0.5925, rounded up to the nearest whole cent. The exercise price per share for shares of Micron common stock under each assumed option will equal the exercise price for the Lexar common stock under the option divided by 0.5925, rounded up to the nearest whole cent.

  All other outstanding options to purchase shares of Lexar common stock that are unexpired, unexercised and outstanding immediately prior to the effective time of the merger will be terminated upon the effective time of the merger and the holders of such options will be entitled to receive an amount of cash equal to the product of (1) the number of shares of Lexar common stock subject to such option and (2) the excess, if any, of (A) the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of such option immediately prior to the effective time of the merger. For more information regarding the treatment of options held by Lexar's directors and executive officers in the merger, see the section entitled "Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page 91 of the proxy statement/prospectus and "Update to Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page S-20 of this supplement.

Q:
How will the merger affect my participation in the Lexar employee stock purchase plan?

A:
Lexar will terminate the Lexar employee stock purchase plan immediately before the merger is completed, and any purchase period then in effect will be shortened to the end of the business day immediately prior to the effective time of the merger. Lexar will make adjustments under the Lexar employee stock purchase plan to reflect the shortened purchase period. Each outstanding share purchased during the shortened purchase period will be converted into the right to receive 0.5925 of a share of Micron common stock in the merger as described above.

Q:
Are there any stockholders already committed to voting in favor of the merger?

A:
Yes. All of the executive officers and directors of Lexar and two affiliated entities of one of the directors have agreed to vote all of their shares of Lexar common stock, representing approximately 6.4% of the shares of Lexar common stock outstanding on April 28, 2006, the record date for the Lexar special meeting in favor of the proposal to adopt the amended merger agreement and the proposal to grant discretionary authority to the persons named as proxies to vote their shares to adjourn the reconvened special meeting, if necessary to solicit additional proxies if there are not sufficient votes for the proposal to adopt the amended merger agreement. A copy of the form of voting agreement is attached as Annex B to the proxy statement/prospectus. In addition, Glenview Capital Management, LLC and certain affiliated individuals and entities have agreed to vote all the shares of Lexar common stock over which they had voting authority or control as of June 6, 2006 in favor of the proposal to adopt the amended merger agreement pursuant to a voting agreement among the Glenview entities and Micron, dated as of June 6, 2006. As of April 28, 2006, Glenview and such affiliated individuals and entities had voting authority or control over 6,351,616 shares of Lexar common stock, or approximately 7.7% of the total number of shares of Lexar common stock outstanding on that date. See the section entitled "The Voting Agreements" beginning on page 119 of the proxy statement/prospectus and the section entitled "Update to the Voting Agreements on page S-27 of this supplement.

Q:
When do you expect to complete the merger?

A:
Micron and Lexar are working toward completing the merger as quickly as possible, and expect to do so as soon as practicable after the reconvened special meeting if Lexar's stockholders vote to adopt the amended merger agreement at the reconvened special meeting.

Questions and Answers About the Reconvened Lexar Special Meeting

Q:
When and where is the reconvened special meeting?

A:
As described in the proxy statement/prospectus, the special meeting of Lexar's stockholders to vote on the proposal to adopt the merger agreement was convened on June 2, 2006. Lexar adjourned the special meeting to be reconvened on Friday, June 16, 2006 at 2:00 p.m., local time, at Lexar's corporate headquarters at 47300 Bayside Parkway, Fremont, California to allow additional time for Lexar and Micron to agree upon the terms of an amendment to the merger agreement and, if one was entered into, to provide Lexar stockholders with additional information related to such amendment and an opportunity to review such information. Lexar may exercise the authority granted by its stockholders at the June 2, 2006 special meeting to adjourn and thereafter reconvene the June 16, 2006 meeting if there are not sufficient votes cast at the reconvened special meeting in favor of the proposal to adopt the amended merger agreement.

Q:
Who can vote at the reconvened special meeting?

A:
The record date for the special meeting has not changed. You can vote at the reconvened special meeting if you owned shares of Lexar common stock at the close of business on April 28, 2006.

Q:
What should I do if I already voted on the proposal to adopt the merger agreement?

A:
First, carefully read this supplement and the proxy statement/prospectus, including the information incorporated by reference into and the annexes to this supplement and the proxy statement/prospectus. If you want to change your vote on the proposal to adopt the amended merger agreement, you need to submit a new proxy card, vote using the telephone or via the Internet or attend the meeting in person. Otherwise, your shares will be voted on the proposal to adopt the amended merger agreement at the reconvened special meeting in the manner that you previously indicated.

Q:
Who can answer my questions about the merger or Lexar's reconvened special meeting of stockholders?

A:
If you would like additional copies of this supplement or the proxy statement/prospectus without charge or if you have questions about the merger or Lexar's reconvened special meeting of stockholders, including the procedures for voting your shares or changing your vote, you should contact:

Innisfree M&A Incorporated
Toll free from within the United States and Canada: (877) 456-3427
From outside the United States and Canada: +1-412-232-3651
Banks and brokers call collect: (212) 750-5833

UPDATE TO SUMMARY

The Amended Merger Agreement

        On May 30, 2006, Lexar, Micron and March 2006 Merger Corp. entered into the First Amendment. On June 4, 2006, Lexar, Micron and March 2006 Merger Corp. entered into the Second Amendment, which superseded the First Amendment. The Second Amendment amended the original merger agreement as follows:

  •
  the exchange ratio in connection with the merger was increased from 0.5625 to 0.5925 of a share of Micron common stock for each outstanding share of Lexar common stock;

  •
  Micron agreed to assume each Lexar stock option that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time that has a per share exercise price less than or equal to the greater of (1) $9.54 and (2) the product of (A) 0.5925 and (B) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger; and

  •
  the amount of cash that holders of outstanding options that will be terminated at the effective time of the merger (including each of Lexar's non-employee directors) will receive was changed to equal the product of (1) the number of shares of Lexar common stock subject to such option and (2) the excess, if any, of (A) the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of each such option immediately prior to the effective time of the merger.

        A copy of the Second Amendment is attached as Annex A to this supplement. Micron and Lexar encourage you to read the Second Amendment in its entirety.

Reconvened Special Meeting of Stockholders of Lexar

        Lexar's special meeting to vote on the proposal to adopt the merger agreement was convened on June 2, 2006. The morning of and prior to the special meeting, Lexar and Micron issued a press release announcing that Micron was prepared to increase the exchange ratio in connection with the merger from 0.5625 to 0.5925 of a share of Micron common stock for each outstanding share of Lexar common stock, subject to approval of the boards of directors of Micron and Lexar and subject to Micron's determination that there is sufficient Lexar stockholder support for the merger at the revised exchange ratio. At the special meeting, Lexar announced that its board of directors had determined that it was in the best interests of Lexar and its stockholders to adjourn the special meeting to allow additional time for Lexar and Micron to agree upon the terms of an amendment to the merger agreement and, if one was entered into, to provide Lexar stockholders with additional information related to such amendment and an opportunity to review such information.

        At the special meeting that was convened on June 2, 2006, Lexar stockholders approved the proposal to grant the persons named as proxies discretionary authority to vote to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of adopting the merger agreement. Under the authority granted by its stockholders pursuant to such proposal, Lexar adjourned the special meeting to be reconvened on Friday, June 16, 2006 at 2:00 p.m., local time, at Lexar's corporate headquarters at 47300 Bayside Parkway, Fremont, California. Lexar may exercise the authority granted by its stockholders at the June 2, 2006 special meeting to adjourn and thereafter reconvene the June 16, 2006 meeting if there are not sufficient votes cast at the reconvened meeting in favor of the proposal to adopt the amended merger agreement.

        Each of the executive officers and directors of Lexar and two affiliated entities of one of the directors have agreed with Micron to vote all of their shares of Lexar common stock, representing approximately 6.4% of the shares of Lexar common stock outstanding on April 28, 2006, in favor of the proposal to adopt the amended merger agreement and the proposal to grant discretionary authority to the persons named as proxies to vote their shares to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the proposal to adopt the amended merger agreement. In addition, Glenview Capital Management, LLC and certain affiliated individuals and entities have agreed to vote all the shares of Lexar common stock over which they had voting authority or control as of June 6, 2006 in favor of the proposal to adopt the amended merger agreement, pursuant to a voting agreement among the Glenview entities and Micron, dated as of June 6, 2006. As of April 28, 2006, Glenview and such affiliated individuals and entities had voting authority or control over 6,351,616 shares of Lexar common stock, or approximately 7.7% of the total number of shares outstanding on that date.

Lexar's Reasons for the Merger

        After careful consideration the Lexar board of directors approved the amended merger agreement and the merger, and determined that the merger would be fair to, and in the best interests of, Lexar and its stockholders. In reaching its decision to recommend that Lexar's stockholders vote to adopt the amended merger agreement, Lexar's board again considered the reasons initially considered for recommending the merger with Micron and the potential negative factors described in the section entitled "Proposal No. 1—The Merger—Lexar's Reason for the Merger and Recommendation of Lexar's Board" beginning on page 77 of the proxy statement/prospectus. In addition, in the course of its board meetings and ongoing discussions with Lexar's management since the board approved the original merger agreement at its meeting on March 3, 2006, the board considered, among other things, the following additional factors:

  •
  Lexar's recent financial results and future prospects, including the fact that Lexar had incurred continuing substantial losses through the first quarter of fiscal 2006, Lexar's financial outlook for the second quarter of fiscal 2006 and future periods as well as the anticipated difficulty of Lexar in returning to profitability.

  •
  Since the announcement of the proposed merger with Micron, Lexar had not received an acquisition proposal from any other party.

  •
  Indications that, if Micron increased the exchange ratio from 0.5625 to 0.5925 shares of Micron common stock for each share of Lexar common stock, there would be increased stockholder support for approving the adoption of the amended merger agreement with Micron.

  •
  The status of Lexar's intellectual property litigation, particularly with Toshiba, and the cost of, and uncertainty surrounding the amount and timing of any recovery of damages in, such litigation.

  •
  Lexar's board discussed with its financial advisor, Deutsche Bank Securities Inc., the proposed increase in the exchange ratio, and considered the input of its management, its legal counsel and selected stockholders in evaluating the fairness of the revised exchange ratio.

  •
  Lexar's stand-alone prospects and challenges and Lexar's strategic alternatives other than the merger with Micron.

  •
  The likelihood and timing of consummating the merger with Micron, and the risks relating to continued uncertainty on Lexar's business and financial position if the merger with Micron is not concluded, and the impact of such uncertainty on Lexar's customers, suppliers and employees.

  •
  The price volatility of Micron's common stock and that, due to the fixed exchange ratio, Lexar stockholders would not receive additional shares of Micron stock should Micron's stock price decline.

Recommendation of the Board of Directors

        At a meeting on June 4, 2006, the Lexar board of directors unanimously approved the amended merger agreement and determined that the merger, pursuant to the amended merger agreement, is fair to, and in the best interests of, Lexar and its stockholders, and declared the merger to be advisable. The Lexar board of directors unanimously recommends that Lexar stockholders vote "FOR" the proposal to adopt the amended merger agreement. To review the background of the merger and Lexar's board of directors' reasons for recommending the merger in greater detail, see the sections entitled "Proposal No. 1—The Merger—Background of the Merger" and "Proposal No. 1—The Merger—Lexar's Reasons for the Merger" and Recommendation of Lexar's Board" beginning on pages 64 and 77 of the proxy statement/prospectus and the sections entitled "Update to Proposal No. 1—The Merger—Background of the Merger" and "Update to Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on pages S-17 and S-18 of this supplement.

        Each of the executive officers and directors of Lexar and two affiliated entities of one of the directors have agreed with Micron to vote all of their shares of Lexar common stock, representing approximately 6.4% of the shares of Lexar common stock outstanding on April 28, 2006, in favor of the proposal to adopt the amended merger agreement. Glenview Capital Management, LLC and certain affiliated individuals and entities have agreed to vote all the shares of Lexar common stock over which they had voting authority or control as of June 6, 2006 in favor of the merger, pursuant to a voting agreement among the Glenview entities and Micron, dated as of June 6, 2006. As of the record date for the special meeting, Glenview and such individuals and entities had voting authority or control over 6,351,616 shares of Lexar common stock, or approximately 7.7% of the total number of shares outstanding on that date.

Lexar's Directors and Executive Officers Have Interests in the Merger

        When Lexar stockholders consider Lexar's board of directors' recommendation that they vote in favor of the proposal to adopt the amended merger agreement, they should be aware that the executive officers of Lexar and the members of Lexar's board of directors have interests in the merger that may be different from, or in addition to, the interests of stockholders generally. These interests include, among other things:

  •
  acceleration of options held by the directors and executive officers immediately prior to the effective time of the merger and, for certain executive officers, an additional time period in which to exercise such options;

  •
  the right of certain executive officers to receive a cash payment upon completion of the merger;

  •
  severance benefits (including cash payments, additional option acceleration and, for certain executive officers, reimbursement for health and life insurance benefits) if an executive officer's employment is terminated following the merger under certain circumstances;

  •
  the right of directors who are not employees of Lexar or one of its subsidiaries to receive a cash payment for their unexercised Lexar stock options equal to the product of (A) the number of shares subject to the directors' unexpired, unexercised and outstanding options and (B) the excess, if any, of (a) the greater of (x) $9.54 and (y) the product of (1) 0.5925 and (2) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger over (b) the per share exercise price of their options; and

  •
  the right of one of Lexar's executive officers to a capped tax gross-up for change-in-control excise tax. Micron has also agreed to, and will cause Lexar, as the surviving company after the merger, to fulfill Lexar's indemnification obligations as in effect on the date of the original merger agreement and maintain directors' and officers' liability insurance for six years following the effective time of the merger.

        Lexar's board of directors was aware of these interests when they approved the amended merger agreement. See the section entitled "Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page 91 of the proxy statement/prospectus and "Update to Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page S-20 of this supplement.

What Is Needed to Complete the Merger

        Several conditions must be satisfied or waived before Micron and Lexar may complete the merger, including those summarized below:

  •
  adoption of the amended merger agreement by the affirmative vote of holders of a majority of the shares of Lexar common stock outstanding on the record date;

  •
  absence of any law, regulation or order making the merger illegal or otherwise prohibiting the merger;

  •
  receipt of opinions by Micron and Lexar from their respective tax counsel that the merger will qualify as a "reorganization" under the Internal Revenue Code of 1986, as amended;

  •
  the parties' respective representations and warranties contained in the amended merger agreement must be true and correct except as would not have a material adverse effect on such party, other than in the case of a limited number of representations and warranties of Lexar, which must be true and correct in all material respects, or in the case of a limited number of other representations and warranties of Lexar, which must be true and correct in all respects;

  •
  material compliance by each party with its covenants in the amended merger agreement;

  •
  no material adverse effect with respect to either party having occurred; and

  •
  no pending or overtly threatened suit, action or proceeding asserted by a governmental entity challenging or threatening to restrain or prohibit the merger or seeking to require one of the parties to make a divestiture.

        If the law permits, either Lexar or Micron could choose to waive a condition to its obligation to complete the merger even though that condition has not been satisfied. Stockholders of Micron are not required to approve the merger, the issuance of shares of Micron common stock in the merger or any matter relating to the merger, and, accordingly, Micron will not hold a meeting of its stockholders in connection with the merger.

Formation of IP LLC and Transfer of Patents, Patent Applications and Draft Applications

        Prior to the closing of the merger, Lexar will form a Delaware limited liability company, referred to in this supplement as IP LLC, and immediately prior to the closing of the merger, Lexar will, and will cause its subsidiaries to, transfer, assign and convey all, or less than all, of its patents, patent applications and draft applications to IP LLC, together with the rights to sue for infringement and to collect past damages with respect to those patents. Lexar, as the surviving company of the merger, will be the minority member of IP LLC and one or more private investors that are not affiliated with Micron, Lexar or any of their respective executive officers or directors will own the remaining equity interest in IP LLC. Lexar's executive officers and directors will not have any equity interest in IP LLC following the completion of the merger other than their interests as Micron stockholders generally. If the merger is not consummated, Lexar and its subsidiaries will not transfer their patent rights to IP LLC and this provision of the amended merger agreement will have no further effect.

UPDATE TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LEXAR

        The selected historical consolidated financial data in the table below as of and for the quarter ended March 31, 2006 was derived from Lexar's unaudited consolidated financial statements which are incorporated by reference in this supplement. This information should be read in conjunction with Lexar's consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Lexar with the SEC that have been incorporated by reference into the proxy statement/prospectus and this supplement. See the section entitled "Where You Can Find More Information" beginning on page S-28 of this supplement.

Three Months ended March 31, 2006
(amounts in thousands)
Consolidated Statement of Operations Data:
Total net revenues	$124,674
Gross margin	(622)
Loss from operations	(33,076)
Net loss per common share—basic and diluted	$(0.45)
As of March 31, 2006
(amounts in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$119,328
Total current assets	251,807
Property and equipment, net	10,815
Total assets	272,253
Total current liabilities	130,243
Total liabilities	219,243
Total stockholders' equity	53,010

UPDATE TO COMPARATIVE HISTORICAL PER SHARE DATA

        The following table sets forth certain historical per share data of Micron and Lexar and certain equivalent Lexar per share data. The information set forth below should be read in conjunction with "Selected Historical Consolidated Financial Data of Micron" and "Selected Historical Consolidated Financial Data of Lexar" on pages 15 and 17 of the proxy statement/prospectus and "Update to Selected Historical Consolidated Financial Data of Lexar" on page S-10 of this supplement. The equivalent Lexar per share data is calculated based on an exchange ratio of 0.5925 of a share of Micron common stock for each share of Lexar common stock. Neither Micron nor Lexar have declared or paid cash dividends in the last five years. Pro forma Micron data giving effect to the merger under the purchase method of accounting have not been presented because it is not materially different from historical Micron information.

Historical Micron
Net income per diluted share:
For the twelve months ended September 1, 2005	$0.29
For the six months ended March 2, 2006	$0.37
Book value per share(1):
As of September 1, 2005	$9.49
As of March 2, 2006	$10.29
Historical Lexar
Net loss per share:
For the twelve months ended December 31, 2005	$(0.45)
For the three months ended March 31, 2006	$(0.45)
Book value per share(1):
As of December 31, 2005	$1.02
As of March 31, 2006	$0.64
Equivalent Lexar
Net loss per share:
For the twelve months ended December 31, 2005	$(0.27)
For the three months ended March 31, 2006	$(0.27)
Book value per share(1):
As of December 31, 2005	$0.60
As of March 31, 2006	$0.38

(1)
Historical book value per share is computed by dividing total stockholders' equity by the number of shares outstanding at the end of each period.

UPDATE TO COMPARATIVE PER SHARE MARKET PRICE DATA

        Micron common stock trades on the New York Stock Exchange, or NYSE, under the symbol "MU." Lexar common stock trades on the Nasdaq National Market under the symbol "LEXR."

        The following table shows the high and low sales prices per share of Micron common stock, as reported on the NYSE, and Lexar common stock, as reported on the Nasdaq National Market, on (i) March 7, 2006, the last full trading day preceding the public announcement that Micron and Lexar had entered into the original merger agreement, and (ii) June 6, 2006, the last full trading day for which high and low sales prices were available as of the date of this supplement.

        The table also includes the equivalent high and low sales prices per share of Lexar common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of the 0.5925 of a share of Micron common stock that Lexar stockholders would receive in exchange for each share of Lexar common stock if the merger was completed on either of these dates.

	Micron Common Stock		Lexar Common Stock		Equivalent Price Per Share
	High	Low	High	Low	High	Low
March 7, 2006	$15.65	$14.95	$7.14	$6.70	$9.27	$8.86
June 6, 2006	$16.38	$15.91	$9.51	$9.25	$9.71	$9.43

        The above table shows only historical comparisons. These comparisons may not provide meaningful information to Lexar stockholders in determining whether to adopt the amended merger agreement. Lexar stockholders are urged to obtain current market quotations for Micron and Lexar common stock and to review carefully the other information contained in this supplement, the proxy statement/prospectus or incorporated by reference into this supplement or the proxy statement/prospectus in considering whether to adopt the amended merger agreement. See the section entitled "Where You Can Find More Information" beginning on page S-28 of this supplement.

UPDATE TO RECENT DEVELOPMENTS

Litigation Related to the Merger

        On March 9, 10, 20 and 27, 2006, alleged holders of Lexar common stock filed purported class action lawsuits captioned Greenan v. Lexar Media, Inc., et al., Case No. RG 6259118, or the Greenan Action, Davies v. Lexar Media, Inc., et al., Case No. RG 6259255, Ember v. Lexar Media, Inc., et al., Case No. RG 6260699, or the Ember Action, and Bain v. Lexar Media Inc., et al., Case No. RG6261868, in California Superior Court for the County of Alameda. The complaints named as defendants Lexar and each of Lexar's directors. Micron was also named as a defendant in the Greenan and Ember Actions. Copies of the complaints are attached to the proxy statement/prospectus as Annex E. On April 12, 2006, the Court entered an order consolidating the actions.

        On May 12, 2006, plaintiffs filed a First Amended Consolidated Class Action Complaint against Lexar, its directors, and Micron. A copy of this amended complaint is attached to this supplement as Annex B. Plaintiffs allege, among other things, that the directors of Lexar breached their fiduciary duties by engaging in self-dealing, failing to engage in an effort to obtain the highest possible price reasonably available for Lexar and its stockholders, failing to properly value Lexar, and by omitting or misrepresenting material information in the proxy statement/prospectus. Plaintiffs seek, among other things, certification of the litigation as a class action, a declaration that the original merger agreement was entered into in breach of the Lexar directors' fiduciary duties, preliminary and permanent injunctive relief enjoining Lexar, the Lexar directors and others from consummating the merger, a direction requiring that the Lexar directors exercise their fiduciary duties to obtain a transaction which is in the best interests of Lexar stockholders, rescission of the merger or any of the terms thereof to the extent implemented, imposition of a constructive trust upon any benefits improperly received by defendants, an award of costs, including attorneys' and experts' fees and other unspecified relief.

        On May 19, 2006, plaintiffs filed a motion for a preliminary injunction, asking the Court to enjoin the vote of Lexar's stockholders, scheduled for June 2, 2006, on the proposed merger with Micron. Following expedited discovery, briefing and oral argument of counsel, the Court denied plaintiffs' preliminary injunction motion on May 31, 2006.

        Based on their review of the complaints, Lexar and the other defendants believe that the allegations are without merit and intend to defend the litigation vigorously. In the event that holders of a majority of shares of Lexar common stock vote to adopt the amended merger agreement, Lexar and the other defendants may rely upon the approval of the adoption of the amended merger agreement in defense of the claims asserted in the litigation. Specifically, Lexar and the other defendants may argue, among other things, that such approval operates as a ratification and acceptance of the conduct challenged in the litigation, and a waiver by each Lexar stockholder of any and all claims that have been, or could have been, asserted in the litigation or any later-filed lawsuit seeking damages relating to the amended merger agreement or the transactions related to the amended merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This supplement and the proxy statement/prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in or incorporated by reference into the proxy statement/prospectus and this supplement other than statements of historical fact regarding Micron or Lexar are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "seek," "will," "should," "continue," "predict," "potential" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the combination or the business of the combined organization identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements include, among others, statements about:

  •
  strategies, objectives and benefits for future operations, including that the merger will:

  •
  strengthen the combined company's activities;

  •
  add a base of new customers and expand the scope of the combined company's products; and

  •
  better position the combined company to take advantage of market opportunities;

  •
  expectations regarding the completion of the merger and statements regarding future acquisitions;

  •
  integration plans;

  •
  proposed services or developments, including that the combined company will have significant opportunities for product synergies;

  •
  future economic conditions, performance or business prospects;

  •
  successful use of Lexar's retail channels and successful vertical integration;

  •
  statements of belief, including that:

  •
  the merger will enhance long-term growth opportunities; and

  •
  the merger will expand the total addressable market available to the combined company;

  •
  the anticipated results of outstanding litigation, including the recently filed stockholder class actions;

  •
  competitors or competitive actions;

  •
  launch dates for licensed products;

  •
  plans regarding sales and marketing;

  •
  manufacturing efficiencies; and

  •
  assumptions underlying any of the foregoing.

        These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by Micron's and Lexar's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of Micron, Lexar and the combined company, the uncertainty concerning the completion of the merger, the possible failure to realize the anticipated benefits of the merger and the matters discussed in this supplement and the proxy statement/prospectus under "Risk Factors" and "Update to Risk Factors," among others, could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on the forward-looking statements. Neither Micron nor Lexar is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

UPDATE TO RISK FACTORS

Risks Related to the Merger

        Because Lexar stockholders will receive a fixed number of shares of Micron common stock in the merger rather than a fixed dollar value, if the market price of Micron common stock declines, Lexar stockholders will receive consideration in the merger of lesser value.

        At the closing of the merger, each share of Lexar common stock will be exchanged for 0.5925 of a share of Micron common stock. Since the exchange ratio is fixed, there will be no adjustment in the number of shares of Micron common stock distributed to Lexar stockholders because of changes in the market price of either Micron common stock or Lexar common stock. Accordingly, the specific dollar value of Micron common stock that Lexar stockholders will receive upon the merger's completion will depend entirely upon the market value of Micron common stock at the time the merger is completed. This value may substantially decrease from the date you submit your proxy. Moreover, completion of the merger may occur some time after Lexar stockholder approval has been obtained, so that the specified dollar value of Micron common stock that Lexar stockholders will receive upon the merger's completion may substantially decrease from the date of the reconvened special meeting of Lexar stockholders. In addition, Lexar may not terminate the amended merger agreement or refuse to consummate the merger solely because of changes in the market price of Micron common stock or Lexar common stock. The share prices of Micron common stock and Lexar common stock are subject to the general price fluctuations in the market for publicly traded equity securities, and the prices of both companies' common stock have experienced volatility in the past. Micron and Lexar urge you to obtain recent market quotations for Micron common stock and Lexar common stock. Neither Micron nor Lexar can predict or give any assurances as to the respective market prices of its common stock at any time before or after the completion of the merger.

The directors and executive officers of Lexar have interests and arrangements that could affect their decision to support or approve the merger.

        When Lexar stockholders consider Lexar's board of directors' recommendation that they vote in favor of the proposal to adopt the amended merger agreement, they should be aware that the executive officers of Lexar and the members of Lexar's board of directors have interests in the merger that may be different from, or in addition to, the interests of stockholders generally. These interests include, among other things:

  •
  acceleration of options held by the directors and executive officers immediately prior to the effective time of the merger and, for certain executive officers, an additional time period in which to exercise such options;

  •
  the right of certain executive officers to receive a cash payment upon completion of the merger;

  •
  severance benefits (including cash payments, additional option acceleration and, for certain executive officers, reimbursement for health and life insurance benefits) if an executive officer's employment is terminated following the merger under certain circumstances;

  •
  the right of directors who are not employees of Lexar or one of its subsidiaries to receive a cash payment for their unexercised Lexar stock options equal to the product of (A) the number of shares subject to the directors' unexpired, unexercised and outstanding options; and (B) the excess, if any, of (a) the greater of (x) $9.54 and (y) the product of (1) 0.5925 and (2) the closing price of Micron's common stock on The New York Stock Exchange on the trading day immediately preceding the effective time of the merger over the per share exercise price of their options; and

  •
  the right of one of Lexar's executive officers to a capped tax gross-up for change-in-control excise tax. Micron has also agreed to, and will cause Lexar, as the surviving company after the merger, to fulfill Lexar's indemnification obligations as in effect on the date of the original merger agreement and maintain directors' and officers' liability insurance for six years following the effective time of the merger.

        Lexar's board of directors was aware of these interests when they approved the amended merger agreement. See the section entitled "Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page 91 of the proxy statement/prospectus and "Update to Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page S-20 of this supplement.

Stockholder lawsuits have been filed against Lexar and its directors challenging the merger, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the merger and result in substantial costs to Lexar.

        On March 9, 10, 20 and 27, 2006, stockholder class actions were filed in the Superior Court of the State of California for the County of Alameda against Lexar and its directors asserting claims relating to the original merger agreement, and other stockholder class actions may be filed in the future. Micron was also named as a defendant in two of the actions. On April 12, 2006, the Court entered an order consolidating the actions. On May 12, 2006, plaintiffs filed a First Amended Consolidated Class Action Complaint against Lexar, its directors, and Micron. A copy of this amended complaint is attached to this supplement as Annex B. Plaintiffs allege, among other things, that the directors of Lexar breached their fiduciary duties by engaging in self-dealing, failing to engage in an effort to obtain the highest possible price reasonably available for Lexar and its stockholders, failing to properly value Lexar, and by omitting or misrepresenting material information in the proxy statement/prospectus. Plaintiffs seek, among other things, certification of the litigation as a class action, a declaration that the original merger agreement was entered into in breach of the Lexar directors' fiduciary duties, preliminary and permanent injunctive relief enjoining Lexar, the Lexar directors and others from consummating the merger, a direction requiring that the Lexar directors exercise their fiduciary duties to obtain a transaction which is in the best interests of Lexar stockholders, rescission of the merger or any of the terms thereof to the extent implemented, imposition of a constructive trust upon any benefits improperly received by defendants, an award of costs, including attorneys' and experts' fees and other unspecified relief. Lexar has obligations under certain circumstances to hold harmless and indemnify each of the Lexar directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Lexar's bylaws and certificate of incorporation. Such obligations may apply to this litigation. Even though the Court denied plaintiffs' request for a preliminary injunction on May 31, 2006, the case is still ongoing and an unfavorable outcome in the litigation could prevent or delay the consummation of the merger and result in substantial costs to Lexar.

UPDATE TO THE SPECIAL MEETING OF STOCKHOLDERS OF LEXAR

        The special meeting of Lexar's stockholders to vote on the proposal to adopt the merger agreement was convened on June 2, 2006. Lexar adjourned the special meeting to be reconvened on Friday, June 16, 2006 at 2:00 p.m., local time, at Lexar's corporate headquarters at 47300 Bayside Parkway, Fremont, California. Lexar may exercise the authority granted by its stockholders at the June 2, 2006 special meeting to adjourn and thereafter reconvene the June 16, 2006 meeting if there are not sufficient votes cast at the reconvened meeting in favor of the proposal to adopt the amended merger agreement.

Purpose of the Reconvened Special Meeting

        At the reconvened special meeting, you will be asked to consider and vote upon the proposal to adopt the amended merger agreement.

Recommendation of Lexar's Board of Directors

        After careful consideration, Lexar's board of directors unanimously recommends that you vote "FOR" the proposal to adopt the amended merger agreement. To review the background of the merger and Lexar's board of directors' reasons for recommending the merger in greater detail, see the sections entitled "Proposal No. 1—The Merger—Background of the Merger" and "Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on pages 64 and 77 of the proxy statement/prospectus and the sections entitled "Update to Proposal No. 1—The Merger—Background of the Merger" and "Update to Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on pages S-17 and S-18 of this supplement.

UPDATE TO PROPOSAL NO. 1—THE MERGER

Background of the Merger

        The proxy statement/prospectus describes the background of the merger up to and including March 8, 2006. The discussion below supplements that description up to and including the date of this supplement.

        Over the course of several days from mid-May until May 30, 2006, Eric B. Stang, Lexar's Chairman of the Board, Chief Executive Officer and President, contacted representatives of Micron, including Steven R. Appleton, Micron's Chairman of the Board, Chief Executive Officer and President, to discuss Micron's willingness to modify the original merger agreement to provide for the assumption of employee options with an exercise price of $9.54 per share in lieu of the original merger agreement's treatment of those options as out-of-the-money, or unassumed, options. On May 30, 2006, the parties executed the First Amendment providing for the foregoing treatment of those options held by any employee excluding certain executive officers.

        Following discussions with several institutional holders of Lexar's common stock, on June 1, 2006, Mr. Appleton contacted Mr. Stang to express Micron's willingness to increase the exchange ratio of 0.5625 of a share of Micron common stock to 0.5925, subject to approval of the boards of directors of Micron and Lexar, and subject to Micron's determination that there was sufficient Lexar stockholder support for the merger at the revised exchange ratio. Later that day and into that evening, Lexar and Micron, and their respective legal counsel, discussed the proposed increase in the exchange ratio.

        Prior to the opening of the market on June 2, 2006, Lexar and Micron issued a press release announcing Micron's willingness to increase the exchange ratio and Lexar's intention to adjourn the special meeting of stockholders that was scheduled to begin at 8:00 a.m., local time, that morning until June 16, 2006. Prior to the special meeting of Lexar's stockholders on June 2, 2006, the Lexar board of directors held a special meeting at which the board discussed the conversation that Mr. Stang had with Mr. Appleton. The board discussed the proposal from Micron to increase the exchange ratio and the implications of such proposal, including the need for Lexar stockholders to have a meaningful period of time to consider the increase in the exchange ratio prior to voting with respect to the adoption of the amended merger agreement. Representatives of Deutsche Bank Securities Inc., or Deutsche Bank, Lexar's financial advisor, also advised the board regarding the merger and the proposed increase in the exchange ratio. The board then determined it was in the best interests of Lexar and its stockholders to adjourn the June 2, 2006 special meeting of Lexar stockholders to June 16, 2006.

        At the June 2, 2006 special meeting of Lexar stockholders, Mr. Stang, as chairperson of the meeting, adjourned the special meeting of Lexar's stockholders to June 16, 2006. Later that day, the Lexar board of directors held another special meeting to further consider the proposed increase in the merger consideration to be paid to Lexar stockholders. Representatives of Fenwick & West LLP, or Fenwick & West, legal counsel to Lexar, discussed the board's fiduciary duties generally in the context of the business combination with Micron, and specifically in light of the proposed increase in the exchange ratio. Following discussion, the board authorized Lexar management, with assistance from Fenwick & West, to finalize the terms of the Second Amendment with Micron and its legal counsel.

        From June 2, 2006 to June 4, 2006, Mr. Stang and Mr. Appleton discussed the application of the revised exchange ratio to the assumption of employee options and the cash payments for non-employee options and agreed that the treatment of such options should also be based on the revised exchange ratio.

        On June 3, 2006, representatives of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Micron, provided Fenwick & West and Lexar with the Second Amendment, which addressed the increase in the exchange ratio and related changes regarding the treatment of Lexar stock options. The parties discussed and negotiated the terms of the Second Amendment through June 4, 2006.

        On June 4, 2006, the Lexar board of directors held a special meeting at which the board reviewed the Second Amendment and discussed the supplement to the proxy statement/prospectus to be provided to Lexar stockholders. Representatives of Fenwick & West and Deutsche Bank attended the board meeting and consulted with the board. Following discussion, the Lexar board unanimously approved the Second Amendment and determined that the merger, pursuant to the amended merger agreement, is fair to, and in the best interests of, Lexar and its stockholders, and declared the merger to be advisable.

        On June 4, 2006, the parties signed the Second Amendment. The parties issued a joint press release prior to the opening of the market on June 5, 2006 publicly announcing the signing of the Second Amendment.

        On June 6, 2006, Micron executed a voting agreement with Glenview Capital Management, LLC and certain affiliated individuals and entities, in which Glenview agreed to vote all shares of Lexar common stock over which they had voting authority or control as of such date in favor of adoption of the amended merger agreement.

Lexar's Reasons for the Merger and Recommendation of Lexar's Board

        The proxy statement/prospectus describes Lexar's reasons for the merger up to and including March 8, 2006. The discussion below supplements that description up to and including the date of this supplement.

        At a special meeting on June 2, 2006, Lexar's board of directors was informed that Micron was prepared to increase the exchange ratio that each outstanding share of Lexar common stock would receive in the merger from 0.5625 to 0.5925 of a share of Micron common stock, subject to approval of the boards of directors of Micron and Lexar and subject to Micron's determination that there is sufficient Lexar stockholder support for the merger at the revised exchange ratio. Lexar's board of directors, at special meetings held on June 2, 2006 and June 4, 2006, carefully reviewed and considered the terms and conditions of the amended merger agreement. Based on its review, the Lexar board has unanimously determined that the merger, pursuant to the amended merger agreement, is fair to, and in the best interests of, Lexar and its stockholders, and declared the merger to be advisable. Accordingly, the Lexar board of directors unanimously recommends that Lexar stockholders vote "FOR" the proposal to adopt the amended merger agreement.

        In reaching its decision to recommend that Lexar stockholders vote to adopt the amended merger agreement, Lexar's board again considered the reasons initially considered for recommending the merger with Micron and the potential negative factors described in the section entitled "Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on page 77 of the proxy statement/prospectus. Lexar's board expressed the belief, supported by the views and information provided by Lexar's management and financial advisor, that the prior reasons for approving the merger and for recommending that Lexar stockholders approve the adoption of the original merger agreement, as well as the potential negative factors, were still applicable. Among these reasons for the merger were the ongoing business and market challenges experienced by Lexar. The board considered that, since its initial approval of the original merger agreement, Lexar has continued to experience a challenging business and market environment. Further, the board noted the continued uncertainty of Lexar's financial and business position. In addition, in the course of its board meetings and ongoing discussions with Lexar's management since the board approved the original merger agreement at its meeting on March 3, 2006, the board considered, among other things, the following additional factors:

  •
  Lexar's Recent Financial Performance and Future Prospects.    Lexar's board assessed Lexar's recent financial results and future prospects, including the fact that Lexar had incurred continuing substantial losses through the first quarter of fiscal 2006. The board also considered Lexar's financial outlook for the second quarter of fiscal 2006 and future periods, as well as the anticipated difficulty in returning to profitability. The board considered the possibility that, absent a business combination or significant partnership with a producer of flash memory semiconductors, Lexar could be unable to achieve sustained profitability, in which case it could be forced to engage in equity or debt financings on possibly unattractive terms. Further, Lexar's board considered that the continued uncertainty of Lexar's financial and business position was a factor in continuing to pursue a merger with Micron.

  •
  No Alternative Offer.    Lexar's board considered that, since the announcement of the proposed merger with Micron, it had not received an acquisition proposal from any other party.

  •
  Increased Support for the Merger by Lexar's Stockholders Based on an Increased Exchange Ratio.    Lexar's board considered indications that, if Micron increased the exchange ratio from 0.5625 to 0.5925 of a share of Micron common stock for each share of Lexar common stock, there would be increased stockholder support for approving the adoption of the amended merger agreement with Micron.

  •
  Reassessment of Intellectual Property Litigation.    Lexar's board reviewed the status of Lexar's intellectual property litigation, particularly with Toshiba. The board also considered the costs of Lexar's ongoing intellectual property litigation generally, and specifically considered the uncertainty surrounding the amount and timing of any recovery of damages in the Toshiba trade secret litigation. The board also reviewed the status of Lexar's patent infringement disputes with Toshiba. Lexar's board believed that, while the United States International Trade Commission has voted to commence an investigation into whether Toshiba is infringing three Lexar patents, the parties are early in the dispute process and there continues to be uncertainty as to the outcome. Finally, Lexar's board noted that a ruling against Lexar, particularly in Lexar's patent litigation, could adversely impact Lexar's ability to license its intellectual property to third parties.

  •
  Consideration of Exchange Ratio.    Lexar's board discussed with its financial advisor, Deutsche Bank, the proposed increase in the exchange ratio. The board also considered the input of its management, its legal counsel and selected stockholders in evaluating the fairness of the revised exchange ratio. In addition, Lexar's board considered that the increase in the exchange ratio from 0.5625 to 0.5925 of a share of Micron common stock for each share of Lexar common stock was an increase in the merger consideration that Deutsche Bank had previously determined was fair, from a financial point of view, to the holders of Lexar's common stock. See the section entitled "Proposal No. 1—The Merger—Opinion of Lexar's Financial Advisor" beginning on page 84 of the proxy statement/prospectus and the Opinion of Deutsche Bank attached as Annex C to the proxy statement/prospectus.

  •
  Consideration of Other Factors.    Lexar's board reconsidered Lexar's stand-alone prospects and challenges and again determined that a merger with Micron was in the best interests of Lexar and its stockholders. The board also considered the input of its management, its financial advisor and its legal counsel in considering strategic alternatives other than the merger with Micron, including continuing operations as an independent entity and pursuing a strategic relationship with a flash memory supplier. The board also considered the likelihood and timing of completing the merger with Micron and the risks relating to continued uncertainty on Lexar's business and financial position if the merger with Micron is not concluded, including the impact of such uncertainty on Lexar's customers, suppliers and employees.

  •
  Micron's Stock Price.    Lexar's board considered the price volatility of Micron's common stock and the possibility that the trading value at the time of the merger could be substantially below the trading prices prevailing around the time of entry into the amended merger agreement, and that due to the fixed exchange ratio, Lexar stockholders would not receive additional shares of Micron stock should Micron's stock price decline.

        This discussion of information and factors considered by Lexar's board is not intended to be exhaustive, but is intended to summarize all material factors considered by Lexar's board. In view of the number and variety of factors considered in connection with its evaluation of the merger, the board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered. Lexar's board of directors viewed its position and recommendations as being based on all of the information and the factors considered by it. In addition, individual directors may have given different weight to different factors. After taking into account all of the factors set forth above and those described in the section entitled "Proposal No. 1—The Merger—Lexar's Reasons for the Merger and Recommendation of Lexar's Board" beginning on page 77 of the proxy statement/prospectus, Lexar's board of directors approved the amended merger agreement and the merger and unanimously determined that the proposed merger, pursuant to the amended merger agreement, is fair to, and in the best interests of, Lexar and its stockholders, and declared the merger to be advisable. Accordingly, Lexar's board of directors unanimously recommends that Lexar stockholders vote "FOR" the proposal to adopt the amended merger agreement.

        This explanation of Lexar's reasons for the merger and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Regarding Forward-Looking Information" beginning on page S-13 of this supplement.

Interests of Lexar's Directors and Executive Officers in the Merger

        The information below reflects the effects of the Second Amendment and updates certain of the information presented in "Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page 91 of the proxy statement/prospectus.

        In considering the recommendation of the Lexar board of directors with respect to adopting the amended merger agreement, you should be aware that the directors and executive officers of Lexar have interests in the merger that are different from, or in addition to, the interests of Lexar stockholders generally. The Lexar board of directors was aware of the interests described below and considered them, among other matters, during its deliberations on the merits of the merger and in making its decision to approve the merger, the amended merger agreement and the related transactions, and in making its recommendation that Lexar stockholders vote for the adoption of the amended merger agreement.

        Accelerated Vesting of Stock Options.    Under the terms of Lexar's 2000 Equity Incentive Plan, or the Plan, 25% of the shares subject to outstanding stock options, other than automatic grants to non-employee directors, that are unvested at the effective time of the merger will accelerate and become exercisable immediately prior to the effective time of the merger and the remaining options outstanding under the Plan will continue to vest in equal monthly installments over the remaining original vesting term. Further, pursuant to the stock option agreements under the Plan for three of Lexar's executive officers, Eric B. Stang, Petro Estakhri and Eric S. Whitaker, in the event of the termination of such executive officer without Cause (as defined on page 95 of the proxy statement/prospectus) or if the executive officer terminates his employment for Good Reason (as defined on page 95 of the proxy statement/prospectus) within one year of the effective time of the merger, all unvested stock options granted to the executive officer pursuant to the Plan will become 100% vested. In addition, as described beginning on page 93 of the proxy statement/prospectus, certain Lexar executive officers will have additional option acceleration pursuant to the terms of their retention agreements and offer letters. The Plan also provides that 100% of the shares subject to outstanding stock options held by Lexar's non-employee directors that were granted as automatic stock option grants under the Plan and that are unvested at the effective time of the merger will accelerate and become exercisable immediately prior to the effective time of the merger.

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, Micron will assume any outstanding options to purchase shares of Lexar common stock that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time of the merger, including those held by executive officers of Lexar that has a per share exercise price less than or equal to the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger. All other outstanding options to purchase shares of Lexar common stock, including all outstanding stock options held by Lexar's non-employee directors, that are unexpired, unexercised and outstanding immediately prior to the effective time of the merger will be terminated upon the effective time of the merger and the holders of such options will be entitled to receive an amount of cash equal to the product of (i) the number of shares of Lexar common stock subject to such option that are unexpired, unexercised and outstanding immediately prior to the effective time of the merger and (ii) the excess, if any, of (A) the greater of (x) $9.54 and (y) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of such option immediately prior to the effective time of the merger.

        The following table identifies as of June 2, 2006, for each individual who has served as an executive officer or director of Lexar at any time since January 1, 2005, the aggregate number of shares subject to outstanding options to purchase Lexar common stock, the aggregate number of shares subject to outstanding but unvested options to purchase Lexar common stock that will accelerate in connection with the merger, the weighted average exercise price of unvested outstanding options to be accelerated in the merger, and the payment to be received by non-employee directors for their cashed out options.

Name(1)	Aggregate Shares Subject to Options Outstanding	Aggregate Shares Subject to Unvested Options to be Accelerated in the Merger(2)	Weighted Average Exercise Price of Unvested Options to be Accelerated in the Merger	Payment for Cashed Out Options(3)
Eric B. Stang, President, Chief Executive Officer and Chairman of the Board of Directors	2,238,043	51,822	$4.91	$—
Petro Estakhri, Chief Technology Officer, Executive Vice President of Engineering and a Director	3,700,000	56,674	5.38	—
Eric S. Whitaker, Executive Vice President, Corporate Strategy, General Counsel and Corporate Secretary	1,405,000	35,190	5.79	—
Michael P. Scarpelli, Executive Vice President and Chief Financial Officer	250,000	62,499	7.37	—
Mark W. Adams, Chief Operating Officer	300,000	74,998	7.17	—
Brian T. McGee, Former Vice President of Corporate Development and former Chief Financial Officer	100,768	—	—	—
William T. Dodds, Director	200,000	44,271	7.16	977,770
Robert C. Hinckley, Director	100,000	48,959	6.46	359,260
Brian D. Jacobs, Director	146,000	44,271	7.16	534,630
Charles E. Levine, Director	75,000	51,042	7.46	130,945
Mary Tripsas, Director	100,000	48,959	6.46	359,260

(1)
John A. Rollwagen served as a director of Lexar until June 1, 2005. Mr. Rollwagen has no outstanding options to purchase Lexar common stock.

(2)
Outstanding stock options held by Lexar's officers and directors that are unvested at the effective time of the merger will accelerate and may be conditionally exercised immediately prior to the effective time of the merger. If so conditionally exercised, when the merger closes, the shares of Lexar common stock acquired upon such exercise will be converted into shares of Micron common stock pursuant to the amended merger agreement.

(3)
Based on the closing price of Micron's common stock on June 2, 2006, which was $16.46.

Effect of the Merger on Lexar Stock Option Plans and Employee Stock Purchase Plan

        The information below reflect the effects of the Second Amendment and updates certain of the information presented in "Proposal No. 1—The Merger—Effect of the Merger on Lexar Stock Option Plans and Employee Stock Purchase Plan" beginning on page 98 of the proxy statement/prospectus.

        When the merger is completed, Micron will assume each Lexar stock option that is unexpired, unexercised and outstanding immediately prior to the effective time of the merger that either: (i) has a per share exercise price less than or equal to the greater of (a) $9.54 and (b) the product of (x) 0.5925 and (y) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, or (ii) are held by persons other than employees of Lexar or its subsidiaries or by employees who have terminated their employment with Lexar within 90 days prior to the effective time of the merger. Persons holding terminated options, which includes each of Lexar's non-employee directors who opt not to conditionally exercise their Lexar stock options, will be entitled to receive an amount of cash equal to the product of (i) the number of shares of Lexar common stock subject to such option and (ii) the excess, if any, (A) of the greater of (x) $9.54 and (y) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of such option immediately prior to the effective time of the merger. Each option assumed by Micron will be subject to, and exercisable and vested upon, the same terms and conditions as under the Lexar plans and the applicable option and other related agreements issued pursuant to such plans, except that: (i) 25% of the shares subject to outstanding stock options that are unvested at the effective time of the merger will accelerate and become exercisable immediately prior to the effective time of the merger, (ii) each assumed option will be exercisable for a number of shares of Micron common stock equal to the number of shares of Lexar common stock subject to such option immediately prior to the effective time of the merger, multiplied by 0.5925, rounded down to the nearest whole number and (iii) the exercise price per share of Micron common stock subject to any assumed option will equal the exercise price per share of Lexar common stock subject to such option in effect immediately prior to the effective time of the merger, divided by 0.5925, rounded up to the nearest whole cent. In addition, certain Lexar executive officers will receive additional option acceleration pursuant to the terms of their retention agreements and offer letters. See the section entitled "Proposal No. 1—The Merger—Interests of Lexar's Directors and Executive Officers in the Merger" beginning on page 91 of the proxy statement/prospectus and "Update to Proposal No. 1—The Merger—Interests of Lexar's Directors and Officers in the Merger" beginning on page S-20 of this supplement.

        Immediately prior to the effective time of the merger, the Lexar employee stock purchase plan will be terminated. To the extent permitted by the employee stock purchase plan, the rights of participants in the employee stock purchase plan with respect to any offering period then underway under the employee stock purchase plan will be determined by treating the last business day prior to the effective time of the merger as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the employee stock purchase plan. Outstanding rights to purchase shares of Lexar common stock will be exercised in accordance with the terms of the employee stock purchase plan, and each share of Lexar common stock purchased pursuant to such exercise will be, by virtue of the merger, converted into the right to receive 0.5925 of a share of Micron common stock, without issuance of certificates representing issued and outstanding shares of Lexar common stock to participants under the employee stock purchase plan. If the closing of the merger has not occurred on or prior to July 31, 2006, Lexar will take all reasonable steps to suspend new enrollment under the terms of the employee stock purchase plan from such time, and to provide that no new offering periods will commence on or after August 1, 2006, until immediately prior to the closing of the merger when the employee stock purchase plan will be terminated.

UPDATE TO THE MERGER AGREEMENT

        On May 30, 2006, Lexar, Micron and March 2006 Merger Corp. entered into the First Amendment. On June 4, 2006, Lexar, Micron and March 2006 Merger Corp. entered into the Second Amendment, which superseded the First Amendment. The Second Amendment amended the original merger agreement as follows:

  •
  the exchange ratio in connection with the merger was increased from 0.5625 to 0.5925 of a share of Micron common stock for each outstanding share of Lexar common stock;

  •
  Micron agreed to assume each Lexar stock option that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time that has a per share exercise price less than or equal to the greater of (1) $9.54 and (2) the product of (A) 0.5925 and (B) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger; and

  •
  the amount of cash that holders of outstanding options that will be terminated at the effective time of the merger (including each of Lexar's non-employee directors) will receive was changed to equal the product of (1) the number of shares of Lexar common stock subject to such option and (2) the excess, if any, of (A) the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of each such option immediately prior to the effective time of the merger.

        The Second Amendment is included as Annex A to this supplement and is incorporated by reference into this discussion.

Conversion of Lexar Common Stock in the Merger

        Upon completion of the merger, each share of Lexar common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 0.5925 of a share of Micron common stock upon surrender of the certificate representing such share of Lexar common stock in the manner provided in the amended merger agreement. Upon completion of the merger, Micron will assume certain outstanding options to purchase Lexar common stock; all other options to purchase Lexar common stock will be cancelled in exchange for cash payments. See the section entitled "The Merger Agreement—Treatment of Lexar Stock Options" beginning on page 109 of the proxy statement/prospectus and the section entitled "Update to Proposal No. 1—The Merger—Effect of the Merger on Lexar Stock Option Plans and Employee Stock Purchase Plan" beginning on page S-23 of this supplement.

        The merger consideration (i.e., 0.5925 of a share of Micron common stock for each share of Lexar common stock) also will be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Micron common stock or

Lexar common stock), reorganization, recapitalization, reclassification or other like change with respect to Micron common stock or Lexar common stock having a record date on or after March 8, 2006, and prior to completion of the merger.

        Each share of Lexar common stock held by Lexar or owned by Micron or any of their direct or indirect wholly owned subsidiaries immediately prior to the merger will be automatically canceled and extinguished, and none of Lexar, Micron or any of their direct or indirect subsidiaries will receive any securities of Micron or other consideration in exchange for those shares.

        Based on the exchange ratio and the number of shares of Lexar common stock outstanding as of the record date, a total of approximately 48,992,694 shares of Micron common stock will be issued in connection with the merger to holders of Lexar common stock.

Treatment of Lexar Stock Options

        When the merger is completed, Micron will assume those outstanding options to purchase shares of Lexar common stock that is held by either an employee of Lexar or any of its subsidiaries as of the effective time of the merger, or a former employee of Lexar who terminated his or her employment within 90 days prior to the effective time of the merger and is unexpired, unexercised and outstanding immediately prior to the effective time of the merger that has a per share exercise price less than or equal to the greater of (i) $9.54 and (ii) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger. All other outstanding options will terminate upon the effective time of the merger and the holders of such options that are unexpired, unexercised and outstanding immediately prior to the effective time of the merger will be entitled to receive an amount of cash equal to the product of (i) the number of shares of Lexar common stock subject to such option and (ii) the excess, if any, of (A) the greater of (x) $9.54 and (y) the product of (a) 0.5925 and (b) the closing price of Micron's common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger, over (B) the per share exercise price of such option immediately prior to the effective time of the merger. Under the terms of the amended merger agreement, the options assumed by Micron will be converted into options to purchase shares of Micron common stock. Each option assumed by Micron will be subject to, and exercisable and vested upon, the same terms and conditions as under the Lexar plans and the applicable option and other related agreements issued pursuant to such plans, except that: (i) 25% of the shares subject to outstanding stock options that are unvested at the effective time of the merger will accelerate and become exercisable immediately prior to the effective time of the merger, (ii) each assumed option will be exercisable for a number of shares of Micron common stock equal to the number of shares of Lexar common stock subject to such option immediately prior to the effective time of the merger, multiplied by 0.5925, rounded down to the nearest whole number and (iii) the exercise price per share of Micron common stock subject to any assumed option will equal the exercise price per share of Lexar common stock subject to such option in effect immediately prior to the effective time of the merger, divided by 0.5925, rounded up to the nearest whole cent. As of the record date, options for approximately 18,872,572 shares of Lexar common stock were outstanding in the aggregate under the Lexar plans.

Treatment of Rights under the Lexar Employee Stock Purchase Plan

        Immediately prior to the effective time of the merger, the Lexar employee stock purchase plan will be terminated. To the extent permitted by the employee stock purchase plan, the rights of participants in the employee stock purchase plan with respect to any offering period then underway under the employee stock purchase plan will be determined by treating the last business day prior to the effective time of the merger as the last day of such offering period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the employee stock purchase plan. Outstanding rights to purchase shares of Lexar common stock will be exercised in accordance with the terms of the employee stock purchase plan, and each share of Lexar common stock purchased pursuant to such exercise will be, by virtue of the merger, converted into the right to receive 0.5925 of a share of Micron common stock, without issuance of certificates representing issued and outstanding shares of Lexar common stock to participants under the employee stock purchase plan. If the closing of the merger has not occurred on or prior to July 31, 2006, Lexar will take all reasonable steps to suspend new enrollment under the terms of the employee stock purchase plan from such time, and to provide that no new offering periods will commence on or after August 1, 2006, until immediately prior to the closing of the merger when the employee stock purchase plan will be terminated.

Formation of IP LLC and Transfer of Patents, Patent Applications and Draft Applications

        Prior to the closing of the merger, Lexar will form IP LLC, and immediately prior to the closing of the merger, Lexar will, and will cause its subsidiaries to, transfer, assign and convey all, or less than all, of its patents, patent applications and draft applications to IP LLC, together with the rights to sue for infringement and to collect past damages with respect to those patents. Lexar, as the surviving company of the merger, will be the minority member of IP LLC and one or more private investors that are not affiliated with Micron, Lexar or any of their respective executive officers or directors will own the remaining equity interest in IP LLC. Lexar's executive officers and directors will not have any equity interest in IP LLC following the completion of the merger other than their interests as Micron stockholders generally. If the merger is not consummated, Lexar and its subsidiaries will not transfer their patent rights to IP LLC and this provision of the amended merger agreement will have no further effect.

Conditions to Completion of the Merger

        The respective obligations of Micron and March 2006 Merger Corp., on the one hand, and Lexar, on the other, to complete the merger and the other transactions contemplated by the amended merger agreement are subject to the satisfaction of each of the following conditions before completion of the merger:

  •
  the amended merger agreement has been adopted by the vote of holders of the requisite number of shares of Lexar common stock;

  •
  no statute, rule, regulation or other order has been enacted or issued by a governmental entity of competent jurisdiction which is in effect and has the effect of making the merger illegal or otherwise prohibiting completion of the merger; and

  •
  Micron and Lexar have each received from its respective tax counsel an opinion to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and such opinions have not been withdrawn.

        In addition, individually, the respective obligations of Micron and March 2006 Merger Corp. on the one hand, and Lexar on the other, to effect the merger and the other transactions contemplated by the amended merger agreement are subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of the other party were true and correct on March 8, 2006, and will be true and correct as of the date the merger is to be completed as if made at and as of that time, except:

  •
  to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct as of that date; and

    •
    if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, does not constitute a material adverse effect, as defined below, then this condition will be deemed satisfied, except with respect to certain representations and warranties relating to (i) authority, board approval, indebtedness and intellectual property, which will be true and correct in all material respects and (ii) the termination of a specified license agreement, which will be true and correct in all respects;

  •
  the other party will have performed or complied in all material respects with all of its agreements and covenants required by the amended merger agreement to be performed or complied with by it before completion of the merger, except that Lexar must have performed or complied in all respects with its obligations described in the sections entitled "Proposal No. 1—The Merger Agreement—Formation of IP LLC and Transfer of Patents, Patent Applications and Draft Applications" beginning on page 111 of the proxy statement/prospectus and "Proposal No. 1—The Merger Agreement—Termination of Credit Agreement and Release of Liens" beginning on page 112 of the proxy statement/prospectus; and

  •
  no material adverse effect, as defined below, on Lexar or Micron has occurred since March 8, 2006, and is continuing.

        Micron's obligation to complete the merger is also subject to the satisfaction or waiver by Micron of the following additional conditions:

  •
  there is no pending or overtly threatened suit, action or proceeding asserted by any governmental authority:

  •
  challenging or seeking to restrain or prohibit the completion of the merger or any of the other transactions contemplated by the amended merger agreement, the effect of which would be an order making the merger illegal or otherwise prohibiting completion of the merger; or

  •
  seeking to require Micron or Lexar or any subsidiary to license, sell, dispose of or hold separate any capital stock of Lexar or of any business, assets or properties of Micron, its subsidiaries or affiliates, or of Lexar or its subsidiaries that are material to Micron or Lexar, or seeking to impose any material limitation of the ability of Micron, its subsidiaries or affiliates or Lexar or its subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise ownership rights of their respective business and, in the case of Micron, the businesses of Lexar and its subsidiaries or seeking to impose any material impediment on the ability of any of Micron, its subsidiaries or affiliates or Lexar or its subsidiaries under any applicable law.

UPDATE TO THE VOTING AGREEMENTS

        Each of the executive officers and directors of Lexar and two affiliated entities of one of the directors have agreed with Micron to vote all of their shares of Lexar common stock, representing approximately 6.4% of the shares of Lexar common stock outstanding on April 28, 2006, in favor of the proposal to adopt the amended merger agreement. Glenview Capital Management, LLC and certain affiliated individuals and entities have agreed to vote all the shares of Lexar common stock over which they had voting authority or control as of June 6, 2006 in favor of the proposal to adopt the amended merger agreement, pursuant to a voting agreement among the Glenview entities and Micron, dated as of June 6, 2006. As of the record date for the reconvened meeting, Glenview and such affiliated individuals and entities had voting authority or control over 6,351,616 shares of Lexar common stock, or approximately 7.7% of the total number of shares of Lexar common stock outstanding on that date.

See the section entitled "The Voting Agreements" beginning on page 119 of the proxy statement/prospectus.

UPDATE TO SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following provides updated information with respect to beneficial owners of more than 5% of Lexar's outstanding common stock. On April 26, 2006, David A. Rocker, who possesses sole voting and dispositive power with regard to all shares held by Rocker Partners, L.P. and Compass Holdings, Ltd., filed Amendment No. 2 to Schedule 13G with the SEC, which disclosed that, as of April 11, 2006, Rocker Partners, L.P. and Compass Holdings, Ltd. held no shares of Lexar's common stock. Accordingly, Mr. Rocker has ceased to be a beneficial owner of more than 5% of the outstanding shares of Lexar's common stock.

        On May 23, 2006, Elliott Associates, L.P. ("Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA," and together with Elliott and Elliott International, the "Elliott Entities") jointly filed Amendment No. 1 to Schedule 13D with the SEC. According to the report, the Elliott Entities may be deemed to beneficially own in the aggregate, 6,161,860 shares of Lexar's common stock, which represented 7.45% of the shares of Lexar's common stock outstanding as of the record date. Elliott has sole voting and dispositive power with regard to 2,463,663 shares and Elliott International and EICA have shared voting and dispositive power with regard to 3,698,197 shares.

        On May 26, 2006, Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), CCI Offshore Corp. ("CCI Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), CCI Onshore Corp. ("CCI Onshore") and Carl C. Icahn (Mr. Icahn, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore are collectively referred to herein as the "Icahn Entities") jointly filed Amendment No. 2 to Schedule 13D with the SEC. According to the report, the Icahn Entities may be deemed to beneficially own, in the aggregate, 6,177,740 shares of Lexar's common stock, which represented 7.47% of the shares of Lexar's common stock outstanding as of the record date. Icahn Master has sole voting and dispositive power with regard to 3,444,165 shares and each of Icahn Offshore, CCI Offshore and Mr. Icahn may be deemed to have shared voting and dispositive power with regard to such shares. Icahn Partners has sole voting and dispositive power with regard to 2,733,575 shares and each of Icahn Onshore, CCI Onshore and Mr. Icahn may be deemed to have shared voting and dispositive power with regard to such shares.

WHERE YOU CAN FIND MORE INFORMATION

        This supplement incorporates documents by reference which are not presented in or delivered with this supplement or the proxy statement/prospectus that is also enclosed with this mailing. You should rely only on the information contained in this supplement and the proxy statement/prospectus and in the documents that are incorporated by reference into this supplement and the proxy statement/prospectus. Micron and Lexar have not authorized anyone to provide you with information that is different from or in addition to the information contained in this supplement and incorporated by reference into the proxy statement/prospectus and this supplement.

        The following documents, which were filed by Micron with the SEC, are incorporated by reference into the proxy statement/prospectus and this supplement:

  •
  Micron's Annual Report on Form 10-K for the fiscal year ended September 1, 2005, filed with the SEC on November 4, 2005;

  •
  Micron's Quarterly Report on Form 10-Q for the quarter ended December 1, 2005, filed with the SEC on January 10, 2006 as amended on April 28, 2006;

  •
  Micron's Quarterly Report on Form 10-Q for the quarter ended March 2, 2006, filed with the SEC on April 11, 2006;

  •
  Micron's Current Reports on Form 8-K filed on November 21, 2005, December 21, 2005, February 10, 2006, February 14, 2006, February 22, 2006, March 7, 2006, March 10, 2006, April 10, 2006, May 31, 2006, June 2, 2006, June 5, 2006 and June 7, 2006; and

  •
  the description of Micron's common stock contained in Micron's registration statement on Form 8-A (No. 1-10658), declared effective by the SEC on November 28, 1990, including any amendments or reports filed for the purpose of updating such description.

        The following documents, which were filed by Lexar with the SEC, are incorporated by reference into the proxy statement/prospectus and this supplement:

  •
  Lexar's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006, as amended on April 10, 2006 and April 13, 2006;

  •
  Lexar's Quarterly Report on Form 10-Q for the quarter ended on March 31, 2006 filed with the SEC on May 10, 2006;

  •
  Lexar's Current Reports on Form 8-K filed on January 4, 2006, January 17, 2006, February 16, 2006, March 8, 2006, April 20, 2006, May 8, 2006, May 12, 2006, May 23, 2006, May 23, 2006, May 31, 2006, June 1, 2006, June 2, 2006, June 5, 2006 and June 5, 2006; and

  •
  the description of Lexar's common stock contained in Lexar's registration statement on Form 8-A filed with the SEC on July 21, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        In addition, all documents filed by Micron and Lexar pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the proxy statement/prospectus and before the date of the reconvened Lexar special meeting are deemed to be incorporated by reference into, and to be a part of, this supplement and the proxy statement/prospectus from the date of filing of those documents.

        Any statement contained in the proxy statement/prospectus or this supplement or in a document incorporated or deemed to be incorporated by reference into the proxy statement/prospectus or this supplement will be deemed to be modified or superseded for purposes of the proxy statement/prospectus or this supplement to the extent that a statement contained in the proxy statement/prospectus or this supplement or any other subsequently filed document that is deemed to be incorporated by reference into the proxy statement/prospectus or this supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the proxy statement/prospectus and this supplement.

        Micron has supplied all information contained or incorporated by reference in the proxy statement/prospectus and this supplement about Micron, and Lexar has supplied all information contained or incorporated by reference in the proxy statement/prospectus and this supplement about Lexar.

        The documents incorporated by reference into the proxy statement/prospectus and this supplement are available upon request. Micron or Lexar, as appropriate, will provide a copy of any and all of the information that is incorporated by reference in the proxy statement/prospectus and this supplement (not including exhibits to the information unless those exhibits are specifically incorporated by reference into the proxy statement/prospectus and this supplement) to any person, without charge, upon written or oral request.

        Lexar stockholders may request a copy of information incorporated by reference into the proxy statement/prospectus and this supplement by contacting each of Micron and Lexar at:

For information relating to Micron:	For information relating to Lexar:
Micron Technology, Inc. 8000 South Federal Way Boise, Idaho 83716-9632 Attention: General Counsel (208) 368-4000	Lexar Media, Inc. 47300 Bayside Parkway Fremont, California 94538 Attention: Chief Financial Officer (510) 413-1200

        Micron and Lexar file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information filed by Micron and Lexar with the SEC may be read and copied by the public at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.

        Reports, proxy and information statements and other information concerning Micron may be inspected at:

New York Stock Exchange
11 Wall Street
New York, New York 10005

        Reports, proxy and information statements and other information concerning Lexar may be inspected at:

Nasdaq Stock Market
1735 K Street, NW
Washington, D.C. 20006

        Copies of these materials for both Micron and Lexar can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding Micron and Lexar. The address of the SEC website is www.sec.gov.

        Micron has filed two registration statements on Form S-4 under the Securities Act with the SEC with respect to Micron's common stock to be issued to Lexar stockholders in connection with the merger. This supplement constitutes, together with the proxy statement/prospectus, a part of the prospectuses of Micron filed as part of the registration statements. This supplement and the proxy statement/prospectus does not contain all of the information set forth in the registration statements because certain parts of the registration statements are omitted in accordance with the rules and regulations of the SEC. The registration statements and their exhibits are available for inspection and copying as set forth above.

Lexar stockholders with questions about the merger should contact:

Innisfree M&A Incorporated
Toll Free from within the United States and Canada: (877) 456-3427
From outside the United States and Canada: +1-412-232-3651
Banks and Brokers call collect: (212) 750-5833

        Any Lexar stockholder who needs additional copies of this supplement or the proxy statement/prospectus or voting materials should contact Innisfree M&A Incorporated.

        Neither this supplement nor the proxy statement/prospectus constitutes an offer to sell, or a solicitation of an offer to purchase, the securities offered by this supplement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this supplement or the proxy statement/prospectus nor any distribution of securities pursuant to this supplement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this supplement by reference or in the affairs of Micron or Lexar since the date of this supplement.

ANNEX A

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This SECOND AMENDMENT, dated as of June 4, 2006 (this "Second Amendment"), to the Agreement and Plan of Merger, dated as of March 8, 2006, by and among Lexar Media, Inc., a Delaware corporation (the "Company"), Micron Technology, Inc., a Delaware corporation ("Parent"), and March 2006 Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 30, 2006 (the "Agreement"), is entered into by the Company, Parent and Merger Sub.

        WHEREAS, Section 7.4 of the Agreement permits the parties, by action taken or authorized by their respective Boards of Directors, to amend the Agreement by an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; and

        WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the mutual agreements specified in this Second Amendment, Parent, Merger Sub and the Company hereby agree as follows:

        1.    Amendment of Section 1.6(a) of the Agreement.    Section 1.6(a) of the Agreement is amended and restated in its entirety by the following:

          (a)    Company Common Stock.    Each share of the common stock, par value $0.0001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c), will be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive 0.5925 of a validly issued, fully paid and nonassessable share (the "Exchange Ratio") of the common stock, par value $0.10 per share, of Parent ("Parent Common Stock").

        2.    Amendment of Section 1.6(e) of the Agreement.    Section 1.6(e) of the Agreement is amended and restated in its entirety by the following:

          (e)    Stock Options; Employee Stock Purchase Plan.    At the Effective Time, all Assumed Options outstanding under the Option Plans shall be assumed by Parent in accordance with Section 5.9(a). At the Effective Time, each Company Option that is either (i) held by any Person other than a current employee of the Company or any of its Subsidiaries or an employee of the Company who has terminated his or her employment within 90 days prior to the Effective Time (each such Company Option, a "Non-Employee Option") or (ii) has a per share exercise price in excess of the greater of (X) $9.54 and (Y) the Per Share Merger Consideration (as defined below), (each, an "Out-of-the-Money Option," and together with the Non-Employee Options, the "Cashed-Out Options"), and, in each case, that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Cashed-Out Option shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Company Common Stock that are subject to such Company Option and that are unexpired, unexercised and outstanding immediately prior to the Effective Time, and (ii) the excess, if any, of (A) the greater of (X) $9.54 and (Y) the product of the closing price of the Parent Common Stock on the New York Stock Exchange on the trading day immediately preceding the Effective Time and 0.5925 (such product, the "Per Share Merger Consideration"), over (B) the per share exercise price of such Company Option immediately prior to the Effective Time. Each Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and not a Cashed-Out Option shall be an "Assumed Option." Rights outstanding under the ESPP and any other employee stock purchase plan of the Company shall be treated as set forth in Section 5.9(c).

        3.    Representations and Warranties.    Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this Second Amendment, (ii) this Second Amendment has been duly and validly authorized by all necessary action of its Board of Directors and, with respect to the Company, the Company's Board of Directors has unanimously approved this Second Amendment, and (iii) this Second Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

        4.    No Other Modification.    The Agreement shall not be modified by this Second Amendment in any respect except as expressly set forth herein.

        5.    Governing Law.    This Second Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

        6.    Counterparts.    This Second Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        7.    Defined Terms.    Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their duly authorized respective officers as of the date first written above.

LEXAR MEDIA INC.
By:	/s/ ERIC B. STANG
	Name:	Eric B. Stang
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President
MICRON TECHNOLOGY, INC.
By:	/s/ STEVEN R. APPLETON
	Name:	Steven R. Appleton
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President
MARCH 2006 MERGER CORP.
By:	/s/ W.G. STOVER, JR.
	Name:	W.G. Stover, Jr.
	Title:	President

ANNEX B

FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

Michael D. Braun (167416)
BRAUN LAW GROUP, P.C.
12400 Wilshire Boulevard, Suite 920
Los Angeles, CA 90025
Tel: (310) 442-7755
Fax: (310) 442-7756
E-mail: service@braunlawgroup.com

Marc M. Umeda (197847)
ROBBINS UMEDA & FINK, LLP
610 West Ash Street, Suite 1800
San Diego, CA 92101
Tel: (619) 525-3990
Fax: (619) 525-3991
E-mail: MUmeda@ruflaw.com

Co-Lead Counsel for Plaintiffs
[Additional Counsel Listed on
Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF ALAMEDA

IN RE LEXAR MEDIA, INC.	)	LEAD CASE NO.: RG06259118
SHAREHOLDER
LITIGATION	)
	)	CLASS ACTION
)
This Document Relates To:	)	FIRST AMENDED CONSOLIDATED
	)	CLASS ACTION COMPLAINT
ALL ACTIONS	)
	)	JURY TRIAL DEMANDED
Assigned to: Hon. Robert Freedman Dept.: 20

        Plaintiffs allege upon personal knowledge as to themselves and their own acts, and upon information and belief, based on the investigation of counsel, as to all other matters as follows:

NATURE OF THE ACTION

        1.     This is a shareholder class action brought by Plaintiffs on behalf of the holders of Lexar Media Inc. ("Lexar" or the "Company") common stock against Lexar, its directors and certain officers to enjoin Defendants from completing the Merger of Lexar by Micron Technology Inc. ("Micron") pursuant to a grossly inadequate process without the disclosure of all material information and for inadequate consideration (the "Proposed Merger").

        2.     On March 8, 2006, Lexar and Micron announced a definitive agreement in which Micron would acquire Lexar in a stock-for-stock Merger. Under the terms of the Proposed Merger, each outstanding common share of Lexar will receive 0.5625 shares of Micron stock. If the Proposed Merger is consummated, Lexar's officers and directors will receive a windfall in the form of severance or retention payments, in addition to the millions of dollars they will reap from the immediate vesting of their unvested stock options—all to the detriment of the Company's public shareholders.

        3.     On the day it was announced, the deal was worth approximately $680 million and valued Lexar shares at $8.43 each, based on the closing price of $14.98 for Micron stock on March 7, 2006. In response to the proposed Merger, the price of Lexar shares rose more than 25% to close at $8.88 on March 8, 2006, more than $0.40 per share above the deal price. Indeed, after trading began on March 9, 2006, Lexar shares continued to climb reaching a high of $10.03 on May 5, 2006. Micron's offer, which provided a modest premium to Lexar stockholders on March 8th, is now far below the trading price of Lexar common shares—a clear indication of the insufficiency of Micron's offer.

        4.     In addition to the stockholders that filed this consolidated action, at least two other large investors, controlling nearly 13% of Lexar's outstanding shares, have voiced extreme opposition to the Proposed Merger claiming, inter alia, that the purchase price is too low.

        5.     On May 2, 2006, Micron's Registration Statement on Form S-4 was declared effective by the U.S. Securities and Exchange Commission. The Registration Statement contained a proxy statement and prospectus (the "Proxy"), was signed by representatives of Micron and was mailed to Lexar shareholders shortly thereafter. The Proxy and accompanying materials contain material misrepresentations and omissions that render it defective and make a fully informed vote on this transaction impossible.

        6.     By attempting to sell Lexar at an unfair price and improperly omitting or misrepresenting material information in the Proxy, each of the Defendants are breaching and/or aiding other Defendants' breaches of their fiduciary duties of care, candor, loyalty, independence, good faith and fair dealing.

JURISDICTION

        7.     This court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.

        8.     This Court has jurisdiction over each of the Defendants in this action because they conduct business in, reside in or are citizens of California.

        9.     Venue is proper in that the Company's principal place of business is in this county, and Defendants' wrongful acts arose in this county.

PARTIES

        10.   Plaintiff Suzanne Greenan owned shares of Lexar common stock at all relevant times and continues to own such shares.

        11.   Plaintiff Daniel Davies owned shares of Lexar common stock at all relevant times and continues to own such shares.

        12.   Plaintiff Jane Bain owned shares of Lexar common stock at all relevant times and continues to own such shares.

        13.   Plaintiff Norman Ember owned shares of Lexar common stock at all relevant times and continues to own such shares.

        14.   Defendant Lexar is a Delaware corporation that maintains its principal place of business at 47300 Bayside Parkway, Fremont, California 94538. Lexar engages in the design, development, manufacture, and marketing of digital media and other flash based storage products for consumer markets. Lexar is a leading marketer and manufacturer of NAND flash memory products including memory cards, USB flash drives, card readers and ATA controller technology for the digital photography, consumer electronics, industrial and communications markets. The Company reported $852.7 million in fiscal 2005 sales and is one of the world's leading flash memory retailers, with high-profile accounts with the companies such as Wal-Mart, BestBuy and Kodak. The company currently holds over 94 issued or allowed controller and system patents, and licenses its technology to a wide variety of companies.

        15.   Defendant Eric Stang ("Stang") is the Chairman of the Board of Directors, Chief Executive Officer and President of Lexar, positions that he has occupied since 2003, 2001 and 2000, respectively. If the Proposed Merger is consummated, Stang will receive a $260,000 cash bonus, and if his employment is terminated following the Merger, he will receive his base salary, medical and life insurance benefits for fifteen months, he will also receive his annual target bonus of 50% of his salary. Additionally, 100% of his 2,238, 043 stock options will immediately vest, providing him with an undisclosed windfall.

        16.   Defendant Petro Estakhri ("Estakhri") is the Chief Technology Officer of Lexar and a member of the board of directors. Estakhri has been a director of the Company since August 1997 and was the Chairman of the Board from then to July 2001. If the Proposed Merger is consummated, Estakhri will receive a $325,000 cash bonus, and if his employment is terminated following the Merger, he will receive his base salary for fifteen months and his medical and life insurance benefits for twelve months, he will also receive his annual target bonus of 50% of his salary. Additionally, 100% of his 3,700,000 stock options will immediately vest, providing him with an undisclosed windfall.

        17.   Defendant William T. Dodds ("Dodds") has been a member of Lexar's Board of Directors since February 1998. If the Proposed Merger is consummated, Dodds will receive $844,250 from the cancellation of his 200,000 stock options.

        18.   Defendant Robert C. Hinckley ("Hinckley") has been a member of Lexar's Board of Directors since April 2003. If the Proposed Merger is consummated, Hinckley will receive $301,000 from the cancellation of his 100,000 stock options.

        19.   Defendant Brian D. Jacobs ("Jacobs") has been a member of Lexar's Board of Directors since February 1998. If the Proposed Merger is consummated, Jacobs will receive $441,750 from the cancellation of his 146,000 stock options.

        20.   Defendant Charles Levine ("Levine") has been a member of Lexar's Board of Directors since June 2004. If the Proposed Merger is consummated, Levine will receive $83,000 from the cancellation of his 75,000 stock options.

        21.   Defendant Mary Tripsas ("Tripsas") has been a member of Lexar's Board of Directors since April 2003. If the Proposed Merger is consummated, Tripsas will receive $301,000 from the cancellation of his 100,000 stock options.

        22.   Defendant Micron Technology, Inc. ("Micron") is a Delaware corporation and engages in the manufacture and marketing of semiconductor devices worldwide. Its products include a series of dynamic random access memory products, which provide data storage and retrieval. The company also offers NAND flash memory products, which are electrically rewriteable, nonvolatile semiconductor devices that retain memory content when power is turned off; and complementary metal oxide semiconductor image sensors that capture and process images into pictures or video for consumer and industrial applications. Micron maintains its principal offices at 8000 S. Federal Way, Boise, Idaho 83716.

        23.   Defendants Stang, Estakhri, Dodds, Hinckley, Jacobs, Levine and Tripsas collectively constitute the entirety of Lexar's board of directors.

        24.   The Director Defendants are hereinafter sometimes referred to collectively as the "Individual Defendants" or "Director Defendants."

DEFENDANTS' FIDUCIARY DUTIES

        25.   By virtue of their positions as directors and/or officers of Lexar and/or their exercise of control and ownership over the business and corporate affairs of Lexar, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Lexar to engage in the acts complained of herein. Each Individual Defendant owed and owes Lexar and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage Lexar in a fair, just and equitable manner; (2) act in furtherance of the best interests of Lexar and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Lexar in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests or unjustly enriching themselves at the expense of Lexar and its public shareholders.

        26.   Each Defendant herein is sued individually and/or as a conspirator and aider and abettor. The Director Defendants are also sued in their capacity as directors of Lexar. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

        27.   Plaintiffs allege herein that the Individual Defendant, separately and together, in connection with the sale of Lexar, violated the fiduciary duties owed to Plaintiffs and the other public shareholders of Lexar, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiffs or the Class.

        28.   Because the Individual Defendant have breached their duties of loyalty, good faith and independence in connection with the sale of Lexar, the burden of proving the inherent or entire fairness of the Merger, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

        29.   Plaintiffs bring this action as a class action pursuant to California Code of Civil Procedure §382 on behalf of all Lexar's common shareholders. Excluded from the Class are Defendants, members of their immediate families, their heirs and assigns, and those in privity with them.

        30.   The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiffs, and can be ascertained only through appropriate discovery, Plaintiffs believe there are many thousands of Class members. Lexar has approximately 82,688,092 million shares of common stock outstanding and entitled to vote on the Merger.

        31.   Plaintiffs' claims are typical of the claims of the Class, since Plaintiffs and the other members of the Class have and will sustain damages arising out of Defendants' breaches of their fiduciary duties. Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs are committed to the vigorous prosecution of this action and have retained counsel competent and experienced in this type of litigation.

        32.   There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The common questions include, inter alia, the following:

          a.     whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiffs and the other members of the Class in connection with the Merger;

          b.     whether the Individual Defendant are engaging in self-dealing in connection with the Merger;

          c.     whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Lexar;

          d.     whether Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Merger, including the duties of good faith, diligence, candor, honesty and fair dealing;

          e.     whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          f.      whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        33.   Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        34.   The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        35.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

        36.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiffs anticipate no difficulty in the management of this action as a class action.

BACKGROUND

        37.   Lexar is the leading manufacturer and marketer of NAND flash memory products, a form of re-writable memory chip that holds its content without the need of a power supply. In 2006, global NAND flash revenue is expected to jump to $16.8 billion from $10.9 billion last year. As reported in Market Watch, March 8, 2006, "the market for [] chips, which use a technology known as NAND flash, is the fastest-growing segment of the semiconductor industry."

        38.   Throughput 2005, Lexar enjoyed outstanding revenue growth and reported net revenues that represented material increases over revenues in comparable quarters the year before.

        39.   On October 27, 2005, Lexar reported favorable net revenues of $189.4 million for the third quarter, a 15% increase from the same quarter a year earlier. The Company's press release issued on that date stated in relevant part:

Mr. Stang continued, "We are heartened by our progress and remain committed to the measures we have previously outlined to improve our operating model and establish a platform for long-term profitable growth, including optimizing our supply chain, improving product mix, and adjusting our marketing and sales strategy. At the same time, we are working to increase our focus on product innovation, international markets, new lower cost opportunities for flash supply and capitalizing on our broad intellectual property position as we begin to look forward to 2006."         40.   In addition to its retail revenue stream, Lexar currently holds over 94 controller and system patents, and profitably licenses its technology to a wide variety of companies.

        41.   Currently, Lexar is involved in several major litigations seeking to enforce rights related to its intellectual property. The outcomes of these actions could yield hundreds of millions of dollars to Lexar. In one litigation, Lexar has successfully sued its former joint venture partners Toshiba Corporation and Toshiba America Electronic Components, Inc. (collectively "Toshiba") for breach of fiduciary duty and misappropriation of trade secrets. In March 2005, after a six week trial in the Superior Court of Santa Clara County, the jury found Toshiba liable for breach of fiduciary duty and theft of trade secrets and awarded Lexar over $380 million in damages. The jury also awarded Lexar an additional $84 million in punitive damages resulting in a total damage award of $465.4 million.

        42.   In December 2005, the court affirmed the jury's finding that Toshiba had breached its fiduciary duties to, and stole trade secrets from, Lexar and ordered a new trial on damages. In a press release concerning the new damages trial, Lexar stated:

    "The Court's granting of a limited new trial on damages does not impact the jury's finding that Toshiba Corporation and Toshiba America Electronics Components misappropriated trade secrets from Lexar and each breached their fiduciary duty to Lexar and that the breach was fraudulent, oppressive and malicious," said Eric Whitaker, executive vice president and general counsel, Lexar. "We are confident that another jury will award us the damages we are entitled to recover."

        43.   Lexar is also actively prosecuting a patent infringement cases against Toshiba (the "Toshiba Patent Litigation"). Lexar's patent infringement case against Toshiba, on more than ten of its patents, is currently pending in Federal Court. In January 2005, the United States District Court for the Northern District of California issued a claim construction ruling that will have considerable impact on the case as it proceeds toward trial. The ruling arose from a special proceeding required under U.S. patent law called a "Markman hearing,' where both sides present their arguments to the court as to how they believe certain claims at issue in the lawsuit should be interpreted. In the ruling, the Court construed several key terms in Lexar's favor, rejecting several of Toshiba's attempts to avoid infringement of Lexar's patents. Lexar is also actively prosecuting similar patent infringement cases against Fuji,

Memtek, PNY, Pretec, and C-One (collectively the "IP Litigations"). If successful, these patent infringement cases could potentially be worth hundreds of millions of dollars to Lexar.

SUBSTANTIVE ALLEGATIONS

        44.   On March 8, 2006, Lexar and Micron announced that they had entered into a definitive Merger agreement pursuant to which Micron would acquire Lexar in a stock-for-stock Merger. Under terms of the agreement, each outstanding common share of Lexar will be exchanged for 0.5625 shares of Micron stock.

        45.   At the time the Merger was announced, the transaction was worth approximately $680 million and each Lexar share was valued at $8.43, based on the $14.98 closing price of Micron stock on March 7, 2006. In response to the proposed transaction, the price of Lexar shares rose more than 25% to close at $8.88 the next day, more than $0.40 per share above the Merger price. Lexar shares continued to climb reaching a high of $10.03 on May 5, 2006. Micron's offer, which provided a modest premium to Lexar stockholders on March 8th, is now far below the trading price of Lexar common shares. The market's reaction is a clear indication of the insufficiency of Micron's offer.

        46.   The proposed transaction is widely regarded as being highly favorable and accretive for Micron. Lexar is the leading manufacturer and marketer of NAND flash memory products. NAND flash is a hot commodity due to its use in a multitude of portable electronic devices. It has become the preferred flash memory due to its high density, low cost, fast write times, and long rewrite life expectancy with demand skyrocketing as consumer electronic devices increase capacity. The market for chips using NAND flash technology is the fastest-growing segment of the semiconductor industry. According to the March 9, 2006 issue of Consumer Electronics Daily,

The acquisition "will strengthen Micron's position in the NAND flash business and enable the company to deliver innovative NAND flash solutions from design, development and manufacturing to marketing and sales of products to worldwide consumers and device manufacturers," it said. The merger was "designed to combine Micron's technology and manufacturing leadership in NAND flash memory with Lexar's leadership in NAND controller and system design technology, brand recognition and retail channel strength to create a vertically integrated entity fully focused on the NAND business," the companies said. "With this acquisition, Micron will have a complete package of NAND memory solutions for our customers," said Micron CEO Steve Appleton. "Together with our NAND designs, technology, manufacturing capability and distribution channels, Micron is in a strong position to serve the flash storage requirements of consumer electronics and enterprise customers," he added.

        47.   According to a report in the Associated Press on March 8, 2006,

        Micron, which started selling NAND flash memory 14 months ago, said acquiring Lexar will boost its position in the market for the microchips, which are used to store data in cell phones, digital cameras and music players such as Apple Computer Inc.'s iPods.

    The $10 billion NAND flash market is dominated by Samsung, which account for more than half of that amount, while Micron's share is about 5 percent, said Douglas Freedman, an analyst at American Technology Research.

    Lexar, which currently resells many Samsung products, is attractive to Micron because it is one of two major brands of flash memory sold in retail stores, he said.

    "What they bought was a brand," Freedman said. "They bought the ability to sell Lexar-branded memory."

      Michael Sadler, Micron's vice president of worldwide sales, largely agreed.

    "By acquiring Lexar, it gets us all the way there by having access to every consumer in the world through a vast array of retail markets," he said in an interview.

        48.   The deal was universally recognized as being particularly advantageous to Micron which could now avail itself directly to consumers through Lexar products and meaningfully compete with rival SanDisk in the production of flash memory cards.

    Micron executives wanted to acquire Lexar soon after they created a joint venture with Intel Corp. last November to produce more NAND flash memory, said Mike Sadler, Micron's vice president of sales. With Lexar as a Micron subsidiary, Idaho's largest private-industry employer can start selling flash memory products directly to consumer electronics stores, like Best Buy. "We think the two companies combined really create a powerhouse in this market," Sadler said. Micron plans to keep the Lexar brand name on its products. Analysts agreed. Tapping into the retail market will be important to Micron because it will allow the company to contain its costs and improve its profit margin by controlling the supply chain and how many chips it needs to put out, said John Lau, an analyst with Jeffries & Co. The supply chain can function more efficiently if it is part of a single company, he said. Micron already sells some memory products directly to consumers through its Crucial Technology subsidiary, but the Lexar acquisition will give access to the estimated 70,000 stores worldwide that carry Lexar products. "This is another way to diversify because NAND flash is incredibly hot right now," said Joseph Unsworth, an analyst with Gartner. "It puts them in a good position to have the complete supply chain." Global News, March 9, 2006. It's very difficult to penetrate the retail side of the business and Lexar has very strong relations with retailers all over the world," said Nam Hyung Kim, an analyst with semiconductor consultancy iSuppli Corp. "Now Micron can strengthen its retail business with the hottest products," Kim said. Eweek, March 9, 2006.

        49.   On March 14, 2006, Lexar reported fourth quarter revenues of $239.1 million increased 27% from $188.5 million in the same period last year and increased 26% from $189.4 million in the preceding quarter. License and royalty revenues increased to $9.7 million for the fourth quarter compared to $1.2 million in the same period last year and $4.5 million in the previous quarter.

        50.   On April 27, 2006, Lexar reported a net loss for the first quarter of $36.8 million, or $0.45 per diluted share, as compared to a net loss of $9.6 million, or $0.12 per diluted share, in the same period last year and a net loss of $23.8 million, or $0.29 per diluted share, in the previous quarter. Despite weaker overall results, however, Lexar said license and royalty revenue rose to $4 million in Ql from $800,000 a year ago.

LEXAR'S LARGEST SHAREHOLDERS OBJECT TO THE MERGER

        51.   On March 17, 2006, Icahn Associates Corp. & Affiliated Companies ("Icahn") filed a Schedule 13D with the Securities and Exchange Commission ("SEC") disclosing that they own a 6.1% stake in Lexar and that they would independently analyze the Micron offer.

        52.   On March 20, 2006, another of the Company's largest shareholders, Elliott Associates, L.P. and Elliott International, L.P. ("Elliott"), which collectively own approximately 6.5% of Lexar's common stock, announced that they were "extremely displeased" with the Merger price as it "significantly undervalues Lexar." Elliott retained an independent financial analyst and valued the company between $15.84 and $24.83 a share, far above Micron's offer of approximately $8.43 a share. Elliott's analysis concluded that the Micron offer undervalued Lexar by upwards of 1 billion dollars. "In our view, the consideration under the Micron Transaction falls meaningfully short of Lexar's standalone value and the valuation discrepancy is even more egregious relative to Lexar's value contribution to its acquirer.... The Board has accepted a wholly inadequate offer that meaningfully undervalues the Company." As reported in a Schedule 13D filed with the SEC, on March 20, 2006(1):

(1)
A true and correct copy of the Schedule 13D filed by Elliott is attached hereto as Exhibit A.

          a.     "We believe this outcome was the result of the Company's failure to conduct a robust and thorough sale process."

          b.     "In the exciting flash memory space, Lexar brings numerous unique and valuable assets to any acquirer: (i) Lexar's innovative and leading NAND controller and card design technology; (ii) premium, trusted brand names, including Lexar and Kodak; (iii) an impressive 70,000 storefront distribution network with well-established retail relationships; (iv) estimated 2006 revenue of approximately $960 million, representing a sizable outlet for fab capacity; (v) Lexar's license to produce Sony's memory stick; (vi) the Company's powerful intellectual property portfolio, including 96 issued or allowed controller patents; and vii) its in-process litigation against Toshiba with meaningful expected value."

          c.     "In the course of our diligence, we have performed an extensive investigation into the merits of both the trade secret case and the patent infringement cases currently pending with Toshiba, including retaining intellectual property counsel. With regard to the trade secret case, lability has been found in Lexar's favor and initial damages, prior to being vacated on certain technical evidentiary issues, were determined to be $465 million. Despite the pending appeal, we believe that ultimately there potentially exists several hundred million dollars of value associated with this case. With regard to the patent cases, it is our view that Lexar's position is strong, as the claim construction ruling was favorable to Lexar and the relative size of the company vis-a-vis Toshiba could bode favorably in the assessment of any infringement damages. We also believe the eventual recovery in this case could prove substantial. We think it bears repeating that with a larger, better-financed parent company, Lexar would be in a far stronger position to recognize meaningful value from this litigation, potentially in excess of the business valuation of the Company."

        53.   Based on these factors, Elliott estimated Lexar's worth to be between $1.5bn and $2.4bn ($15.84—$24.83, per share), excluding "any value associated with Lexar's robust intellectual property portfolio outside its currently pending litigation." Under Micron's current offer, "only approximately $790 million of value is being shared with Lexar's shareholders. As a result of this considerable discrepancy, Elliott does NOT support the Micron Transaction at the current price."

        54.   On April 6, 2006, Icahn filed an Amended Schedule 13D stating that, based on their analysis and a meeting with Lexar, they would not support the Merger because the "consideration being paid was insufficient." As reported in the Consumer Electronic Daily April 10, 2006, Carl Icahn said he suggested to Lexar that "consideration should be given to selling [Lexar's] business operations but not the potential proceeds of various litigations, which then would be retained by [Lexar] or be otherwise used to benefit [its] shareholders." As reported in the Schedule 13D:

At the request of the Issuer, representatives of the Issuer met with representatives of Registrants on April 5, 2006. At the meeting, representatives of Issuer discussed the pending proposed transaction with Micron, seeking to persuade Registrants to support the transaction and vote in favor thereof. However, at the conclusion of the meeting, Registrant's representatives informed Issuer's representatives that Registrants would not support the transaction given their belief that the consideration being paid was insufficient. In addition to the foregoing, Registrants suggested that consideration should be given to selling Registrant's business operations but not the potential proceeds of various litigations, which then would be retained by Issuer or be otherwise used to benefit Issuer's stockholders.

ANALYSTS CRITICIZE THE MERGER
AS UNFAIR TO LEXAR SHAREHOLDERS

        55.   A number of analysts have criticized the Merger as unfair to Lexar shareholders because the price is inadequate and because the sales process was flawed. For example, a March 28, 2006, news article on TheStreet.com stated: "[t]he price is low in a lot of people's minds. The firm declared that there was a fair process. But I don't believe there was an auction, and the activist shareholders believe there should have been," stated Daniel Gelbtuch, an analyst with CIBC World Markets. Several companies, especially competitors looking to enhance their distribution channels, might have bid if they knew Lexar was for sale, Gelbtuch adds, including Samsung and Fuji Films. "Micron was able to cut a sweet deal because it allowed Lexar's management team to stay in place, something that a foreign buyer may not have permitted."

        56.   Similarly, an analysts report issued by Citigroup on March 9, 2006 was critical of the consideration being paid to Lexar shareholders because the consideration did not account for or assign any value to the $465 million Toshiba Judgment or the potential recoveries from the patent infringement litigations Lexar is prosecuting against Toshiba and other companies. The Citigroup analysts report specifically stated that the "potential proceeds from [a] favorable Toshiba ruling were not factored into [the] sales agreement." The analysts report also noted that if Lexar receives a favorable ruling in the litigation and appeal of the Toshiba Judgment, the deal price would be considered a "favorable price for the acquisition" for Micron. The analysts report also stated that the proposed deal price, was "below 1x trailing 4 quarter sales ($852.2M 2005 revenue at mid-pt of Lexar's updated 4Q05 guidance,)" indicating that the deal price was favorable to Micron.

LEXAR ESCALATES ITS PATENT LITIGATION AGAINST TOSHIBA

        57.   As reported in Digital Media Asia on April 13, 2006, Lexar increased pressure on its rival Toshiba by filing a formal complaint with the International Trade Commission (ITC) against Toshiba Corporation, Toshiba America and Toshiba America Electronic Components, seeking to halt the alleged infringement of Lexar's intellectual property rights. Lexar asked the ITC to grant all possible relief, including an exclusionary order, enforceable by U.S. Customs, prohibiting the importation into the U.S. of Toshiba's chips and cards, as well as products that contain Toshiba's NAND chips. Lexar has also asked the ITC to issue a cease-and-desist order which would require retailers and distributors to remove from their shelves and destroy all products containing Toshiba's infringing NAND chips. If the complaint is accepted by the ITC, the ITC will institute a formal investigation within 30 days.

THE PROXY MATERIALS ARE MATERIALLY FALSE AND MISLEADING

        58.   As noted above, on May 2, 2006, the final Proxy was issued and mailed to Lexar shareholders and a vote of Lexar shareholders to approve the Merger was set for June 2, 2006.

        59.   The Proxy contains material misrepresentations and omissions which render it defective and makes a fully informed vote on this transaction impossible:

          a.     The Proxy materials fail to reveal or address the opposition by nearly 13% of Lexar shareholders to the Merger. On March 20, 2006, one of Lexar's largest shareholders, Elliott Associates, L.P. and Elliott International, L.P. ("Elliott"), which collectively own approximately 6.5% of Lexar's common stock, filed a Schedule 13D stating, inter alia, that they were "extremely displeased" with the Merger price as it "significantly undervalues Lexar." Based on an independent financial analysis, Elliott estimated Lexar's worth to be between $1.5bn and $2.4bn ($15.84—$24.83, per share), a far cry from Micron's current offer. As a result of this considerable discrepancy, Elliott refused to support the Merger at its current price. Similarly, on April 6, 2006,

  Icahn filed an amended Schedule 13D disclosing that they own a 6.1% stake in Lexar and that they would not support the Merger because the "consideration being paid was insufficient."

          b.     Defendants failure to disclose the opposition to the Merger by Elliot and Icahn is especially egregious because the Proxy states that large shareholders are in favor of the Merger. For example, in the "Questions and Answers Regarding The Proposed Merger" segment of the Proxy, Defendants ask, "[a]re there any shareholders already committed to voting in favor of the Merger? Yes. All of the executive officers and directors of Lexar and two affiliated entities of one of the directors have agreed to vote all of their shares of Lexar common stock, representing approximately 6.4% of the outstanding shares of Lexar common stock on April 28, 2006, in favor of adoption of the Merger agreement...." However, in this section Defendants fail to inform shareholders that the officers and directors have interests which differ significantly from those of Lexar shareholders and that they stand to gain significant compensation other than the Merger consideration if the Merger is approved. Accordingly, Defendants' failure to inform Lexar shareholders that double that number of votes are currently opposed to the Merger is inexcusable.

          c.     The Proxy does not address in any manner the potential value of the $465.4 million Toshiba Judgment to Lexar shareholders. As noted above, according to analysts reports the value of this judgment was not a factor in determining the consideration to be paid to Lexar shareholders. However, the Proxy provides no information as to if or how the Toshiba Judgment was valued in the Merger. Nor does the Proxy provide any rationale as to why the Toshiba Judgment was not a factor in determining the consideration to be paid to Lexar shareholders. To the contrary, Defendants stress the expense relating to the appeal and litigation of the Toshiba Judgment and the potential negative impact of an adverse ruling to Lexar. (Proxy pp. 40-41). The Toshiba Judgment is potentially worth hundreds of millions of dollars and is undoubtedly a material consideration for shareholders in assessing the merits of the Merger. Absent this information, Lexar shareholders are unable to cast an informed vote regarding the Merger.

          d.     As noted above, Lexar is currently prosecuting patent infringement cases against Toshiba, Fuji, Memtek PNY, Pretec, and C-One. In the Toshiba Patent Litigation, Lexar has already received a favorable ruling in the Markman hearing giving Lexar an advantageous position in the litigation. The Proxy, however, does not disclose this material information. To the contrary, defendants stress the expense of prosecuting the Toshiba Patent Litigation and the potential negative impact of an adverse ruling to Lexar. (Proxy pp. 59-60). This is misleading because it does not accurately depict the posture of the litigation, including the potential upside. The Toshiba Patent Litigation is potentially worth hundreds of millions of dollars and is undoubtedly a material consideration for shareholders in assessing the merits of the Merger. Moreover, the Proxy fails to address the valuation of the other IP Litigations and their potential worth to Lexar and its shareholders.

          e.     According to the Proxy, upon consummation of the Merger a new entity will be formed called IP LLC. The majority shareholder of IP LLC will be an undisclosed private equity firm and the minority shareholder will be Micron through its wholly owned subsidiary Lexar. IP LLC will receive "all [Lexar's] patents, patent applications and draft applications... together with the rights to sue for infringement and to collect past damages with respect to those patents." The value of Lexar's intellectual property and the rights to prosecute enforcement are potentially worth hundreds of millions of dollars and could easily eclipse the value of the Merger itself. The Proxy fails to provide any information on the valuation assigned to the Toshiba Patent Litigation or the various IP Litigations even though such information is undoubtedly available from Micron or the private equity firm and is material to Lexar shareholders. The Proxy also fails to disclose the identity of the private equity firm or the consideration they paid Micron or Lexar for the right to prosecute, and collect all proceeds from, the Toshiba Patent and IP litigations. Moreover, it is unclear what value, if any, was attributed to Lexar for these rights in determining the Merger price was fair.

          f.      The Proxy also fails to adequately disclose the following information concerning:

            i.      the reason(s) why no collar provision was negotiated to the exchange ratio;

            ii.     the exchange ratio initially proposed by Micron and the subsequent exchange ratios negotiated by the parties;

            iii     the strategic alternatives available to Lexar, other than the Proposed Merger; .

            iv.    the reason(s) why appraisal rights are not available to Lexar shareholders in connection with the Proposed Merger;

            v.     the terms of the equity investment in Lexar proposed by Company C;

            vi.    the methodology for determining the exchange ration discussed by the Board; and

            vii.   whether or not an all-cash or mixed cash and stock transaction was contemplated by the Board and Micron.

        60.   By entering the definitive agreement, the Individual Defendants have initiated a process to sell Lexar, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of a full and fair auction process or active market check. Rather, they were arrived at without a full and thorough investigation by the Individual Defendants; and the price and process are intrinsically unfair and inadequate from the standpoint of Lexar's shareholders.

THE DEUTSCHE BANK ANALYSIS IS FLAWED AND
MAKES THE PROXY FALSE AND MISLEADING

        61.   The Proxy contains a copy of the opinion issued by Deutsche Bank Securities, Inc., a subsidiary of Deutsche Bank, AG (collectively "Deutsche Bank"), that opines on the fairness of the proposed transaction to Lexar shareholders from a financial point of view (the "Fairness Opinion"). Deutsche Bank's fee in connection with the Merger is an undisclosed percentage of the total value of the deal at the time the Merger closes and is currently estimated to be approximately $6 million. Significantly, almost all of Deutsche Bank's fee is contingent on the Merger being consummated. Thus, Deutsche Bank is improperly motivated to issue a fairness opinion to facilitate the closing of the Merger (and payments to itself.) Under such circumstances, Lexar shareholders cannot rely on the integrity of the fairness opinion.

        62.   The Proxy contains a section which purportedly explains the various valuation analyses performed by Deutsche Bank. However, this section is replete with material misrepresentations and omissions of material facts. For example, the Proxy states that Lexar and Deutsche Bank, reviewed certain "internal analyses and other information, including Lexar's forecasts and projections," as well as forecasts and projections prepared by Micron as to its business and financial prospects. Yet nowhere in the Proxy is this information disclosed to Lexar shareholders. This information is important, inter alia, because of the current and projected strong demand for Lexar's products. Additionally, this information is particularly important in light of the valuation performed by Elliott's independent financial analyst which valued the company between $15.84 and $24.83 a share, in stark contrast to Micron's offer of approximately $8.43 a share.

        63.   According to the Proxy, Deutsche Bank performed several traditional valuation analyses of Lexar in connection with issuing its fairness opinion. These analyses included (i) Selected Public Traded Company Analysis; (ii) Discounted Cash Flow Analysis; (iii) Stock Price Premia Analysis; (iv) Exchange Ratio Premia Analysis; and (v) Price Trading History Analysis. Importantly, each and every one of these analyses is insufficiently and/or misleadingly disclosed in the Proxy because: (a) there is no disclosure of the underlying multiples and/or component results derived in each of the methodologies, including the mean, median, high and low results of each analysis; and (b) the Proxy fails to disclose the financial information used by Deutsche Bank (that was based on estimates provided to Deutsche Bank by Lexar's management). Rather, the Proxy merely states in conclusory fashion, for each analysis, the "Implied Price of Lexar Common Stock based on Exchange Ratio." These conclusions are meaningless when the underlying data and results are omitted from the Proxy materials.

        64.   The Proxy and the various valuation analyses performed by Deutsche Bank are materially false and misleading because none of these valuation analyses account for or apply a valuation to the Toshiba Judgment, the Toshiba Patent Litigation or the IP Litigations. Indeed, the various valuation analyses performed by Deutsche Bank are based on Lexar's financial performance and results, which would not account for the value of litigations, or on comparisons with companies that are not really comparable. Indeed, Lexar has two valuable assets: its operations and intellectual property and its potential recoveries from the Toshiba Judgment, the Toshiba Patent Litigation or the IP Litigations. There is no indication in the Proxy that Deutsche Bank included the potential recoveries from the Toshiba Judgment, the Toshiba Patent Litigation or the IP Litigations in its valuation analyses. Accordingly, Deutsche Bank has significantly undervalued Lexar and the valuation analyses performed by Deutsche Bank and included in the Proxy are materially false and misleading.

        65.   In addition, Deutsche Bank's Discounted Cash Flow Analysis ("DCF") is woefully inadequate as it fails to disclose Lexar's management's projections for calendar years 2006 through 2010, the years Deutsche Bank purportedly relied upon in the analysis. The Proxy also fails to disclose the free cash to be generated by Lexar in those years. Moreover, the Proxy does not disclose whether the projections it relied on included "best case," "worst case" or "most likely case" scenarios and what the implied value for Lexar shares was under each set of projections. Accordingly, the DCF analyses provided by Deutsche Bank is materially false and misleading.

        66.   The Selected Publicly Traded Company Analysis conducted by Deutsche Bank is misleading because none of the companies it selected is really comparable to Lexar because none of these companies has won a significant judgment against a competitor as Lexar has with Toshiba. Nor are any of these companies prosecuting promising patent litigations like the IP Litigations. Moreover, this analysis excludes a number of Lexar's actual competitors detailed earlier in the "Risk Factor" section of the Proxy. It provides no reasoning for the inclusion of the companies utilized, or for the exclusion of Lexar's actual competitors. Additionally, the Selected Publicly Traded Company Analysis implied an upper value of price ranges for Lexar of $9.43 to $12.31, materially in excess of the Merger price.

        67.   Similarly, the Stock Price Premia Analysis, Exchange Ratio Premia Analysis and Price Trading History Analysis each implied an upper value for Lexar common stock of $11.05, $10.78 and $9.50, respectively. Each of these is materially in excess of the Merger price.

        68.   The Proxy states that "Deutsche Bank has also held discussions with members of the senior managements of Lexar and Micron regarding the businesses and prospects of their respective companies and the joint prospects of a combined company." (i.e., the synergies) These synergies, however, are nowhere quantified in the Proxy for Lexar's shareholders to consider. This information is material because Defendants' rationale for the Merger is, based in part, on the synergies and other benefits to be obtained from the transaction. Without this information Lexar shareholders are unable to make an informed decision as to the disposition of their shares or whether to vote for the Merger. In addition to the fact that these synergies were not properly disclosed, Deutsche Bank didn't factor them into their analyses, thus failing miserably to ascertain Lexar's appropriate value in the proposed Merger.

        69.   Deutsche Bank did not evaluate Micron's stock price in relation to that of Lexar's. Deutsche Bank further failed to conduct a relative contribution analysis, a fairly standard analysis in stock-for-stock mergers.

        70.   Deutsche Bank failed to factor into its analyses $64 million worth of Lexar's net operating losses which will undoubtedly accrue to the financial benefit of Micron.

        71.   Finally, Lexar's due diligence review of Micron's financial condition was conducted in haste and extremely limited in scope. According to the Proxy, Lexar and Deutsche Bank did not begin their due diligence review of Micron's financial condition until February 22, 2006. A mere eight days later, Lexar's Board of Directors approved the Merger.

THE MERGER AGREEMENT CONTAINS
AN UNFAIR LOCK-UP PROVISION

        72.   The Proxy discloses the existence of a Patent Cross-License Agreement (Annex D to the Proxy) ("PCL Agreement") between Lexar and Micron that grants each a royalty free license to the patents and intellectual property of the other until March 8, 2011. According to its terms, royalty free license rights will continue to exist even if Lexar is acquired by another party. The terms of the PCL Agreement are simply an improper lock-up agreement designed to prevent other potential acquirers from purchasing Lexar. It is clear that the PCL Agreement was intended to discourage competing bidders and ensure consummation of the transaction on terms favorable to Micron. In fact, defendants admit on page 74 of the Proxy that "Representatives of Micron stated that Micron was not willing to enter into a business combination with Lexar, and effectively put Lexar "in play," only to have Lexar be acquired by a competitor of Micron that would then be in a position to turn around and use Lexar's patents potentially to assert infringement claims against Micron." Accordingly, if Lexar merged with another company, a likely competitor of Micron, they would be saddled with an agreement by which Micron could use the Company's intellectual property without payment until 2011. The Proxy does not meaningfully describe the potential licensing revenue that Lexar would lose if it entered into a transaction with a third party or the potential chilling effect of the PCL Agreement on other potential acquirers.

        73.   The PCL Agreement also unreasonably increases the termination fee that must be paid by Lexar or another acquirer because of the considerable value the PCL Agreement bestows on Micron through the royalty free license by virtue of the foregone licensing revenue.

DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

        74.   The consideration to be paid to class members in the proposed Merger is unfair and inadequate because, among other things:

          a.     The intrinsic value of Lexar's common stock is materially in excess of the amount offered for those securities in the Merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company which has 94 patents and is in one of the hottest growth sectors in its industry.

          b.     The Merger price does not take into consideration the judgment against Toshiba and the potential value of the active patent litigations currently being prosecuted by Lexar. Lexar obtained a judgment for breach of fiduciary duty and theft of trade secrets against Toshiba for which one jury awarded Lexar $465.4 million. Although the issue of damages is being retried, the jury decision on liability has been sustained. The outcome of a subsequent damages trial and/or settlement could yield hundreds of millions of dollars to Lexar. Similarly, Lexar has numerous patent infringement cases pending against the likes of Fuji, Memtek, PNY, Pretec, and C-One and has already received favorable rulings in the Markman hearings that have been held to date in those cases. These cases could yield hundreds of millions of dollars, adding further substantial value to the Company. Rather than incorporating this value into the Merger value, Defendants created a separate entity called IP LLC to whom Lexar and its subsidiaries will assign "all its patents patent applications and draft applications... together with the rights to sue for infringement and to collect past damages with respect to those patents." The majority owner of IP LLC is an undisclosed private equity investor. By creating the IP LLC, Defendants are effectively transferring hundreds of millions of dollars worth of intellectual property claims away from the Company with seemingly no benefit to Lexar or its shareholders.

          c.     The Merger price does not properly take into consideration:

            i.      the rapid growth of the NAND market and Lexar's numerous new product introductions including, LockTight(TM) Professional CompactFlash memory cards, Professional CompactFlash 133X (CF) and Secure Digital(TM) (SD) flash memory cards, KODAK High Performance memory cards, and the inclusion of Lexar products in Google and Corel applications.

            ii.     Lexar's 70,000 strong storefront distribution network, along with its well-established retail relationships with high-volume retailers such as Wal-Mart.

            iii     Lexar's powerful intellectual property portfolio, including 94 issued or allowed controller patents as well as the . popularity of its Kodak and Lexar branded products.

          d.     The Merger price is not the result of an appropriate consideration of the value of Lexar because the Lexar Board approved the proposed Merger without undertaking steps to accurately ascertain Lexar's value through open bidding or at least a market check mechanism. Although the Company represents that it employed Deutsche Bank to seek potential bidders, there was no transparency to this bidding process as would there have been if the Company were subject to an open auction. Moreover, the PCL Agreement entered into between Lexar and Micron is so onerous as to effectively chill open market bidders. Lexar's current stock price is the clearest indiction that the Merger price under values the true worth of Lexar.

          e.     By entering into the agreement with Micron, the Individual Defendants have allowed the price of Lexar stock to be capped, thereby depriving Plaintiffs and the Class of the opportunity to realize any increase in the value of Lexar stock. The Individual Defendants did not reserve a right of termination based on changes in the market price of either Lexar or Micron. Moreover, the Merger termination fee of $22 million is not reasonably related to any potential damages but is specifically designed as a punitive measure to repel other potential bidders.

        75.   The consideration per share to be paid to the Class members is an unfair and inadequate consideration because the Individual Defendants' fiduciary duties require them to:

          a.     Undertake an appropriate evaluation of Lexar's net worth as a merger/acquisition candidate;

          b.     Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Lexar's public shareholders;

          c.     Act independently so that the interests of Lexar's public shareholders will be protected and enhanced; and

          d.     Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Lexar's public shareholders.

        76.   The inadequacy of consideration to Lexar shareholders is not surprising given that Defendants Stang and Estakhri, along with the rest of Lexar's management, are allowed to retain their positions as well as benefit from the accelerated vesting of stock options pursuant to the terms of the Proxy.

        77.   The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Micron, without making the requisite effort to obtain the best offer possible.

        78.   The proposed sale is wrongful, unfair and harmful to Lexar's public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Merger is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of Micron on unfair terms.

        79.   Plaintiffs and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Micron's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Micron common stock.

        80.   Micron has aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the proposed transaction could not take place without the knowing participation of Micron.

        81.   By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

        82.   Plaintiffs and other members of the class have no adequate remedy at law.

FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

        83.   Plaintiffs repeat and reallege each allegation set forth herein.

        84.   The Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Lexar and have acted to put their personal interests ahead of the interests of Lexar's shareholders.

        85.   By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiffs and other members of the Class.

        86.   The Individual Defendants have violated their fiduciary duties by entering into a transaction with Micron without regard to the fairness of the transaction to Lexar's shareholders. Defendant Lexar directly breached and/or aided and abetted the other Defendants' breaches of fiduciary duties owed to Plaintiffs and the other holders of Lexar stock.

        87.   As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Lexar because, among other reasons:

          a.     they failed to properly value Lexar; and

          b.     they omitted material information or falsely represented information in the Proxy materials that are crucial for stockholders to consider before voting on the Merger.

        88.   Because the Individual Defendants dominate and control the business and corporate affairs of Lexar, and are in possession of private corporate information concerning Lexar's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Lexar which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

        89.   By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

        90.   As a result of the actions of Defendants, Plaintiffs and the Class will suffer irreparable injury as a result of Defendants' self dealing.

        91.   Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the proposed Merger which will exclude the Class from its fair share of Lexar's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        92.   Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

        93.   Unless the proposed Merger is enjoined by the Court, Defendants will continue to breach their duties owed to Plaintiffs and the members of the Class, will not engage in arm's-length negotiations on the Merger terms, and will not supply to Lexar's shareholders sufficient information to enable them to cast informed voltes on the proposed Merger and may consummate the proposed Merger, all to the irreparable harm of the members of the Class.

        94.   Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

        WHEREFORE, Plaintiffs demand preliminary and permanent injunctive relief in their favor and in favor of the Class and against Defendants as follows:

        A.    Declaring that this action is properly maintainable as a class action;

        B.    Declaring and decreeing that the Merger agreement was entered into in breach of the fiduciary duties of the Defendants and is therefore unlawful and unenforceable;

        C.    Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

        D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Lexar's shareholders;

        E.    Rescinding, to the extent already implemented, the Merger or any of the terms thereof;

        F.     Imposition of a constructive trust, in favor of Plaintiffs, upon any benefits improperly received by Defendants as a result of their wrongful conduct, including the "change in control" agreed to in stock option grants and the proceeds of the Toshiba Judgment, the Toshiba Patent Litigation and the IP Litigations;

        G.    Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

        H.    Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

        Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: May 12, 2006	Michael D. Braun BRAUN LAW GROUP, P.C.
	By:	/s/ Michael D. Braun Michael D. Braun 12400 Wilshire Boulevard, Suite 920 Los Angeles, CA 90025 Tel: (310) 442-7755 Fax: (310) 442-7756
Marc M. Umeda ROBBINS UMEDA & FINK, LLP 610 West Ash Street, Suite 1800 San Diego, CA 92101 Tel: (619) 525-3990 Fax: (619) 525-3991
Co-Lead Counsel for Plaintiffs
James S. Notis GARDY & NOTIS, LLP 440 Sylvan Avenue, Suite 110 Englewood Cliffs, NJ 07632 Tel: (201) 567-7377 Fax: (201) 567-7337
Darren J. Robbins Stephen J. Oddo Shaun L. Grove LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS 655 West Broadway, Suite 1900 San Diego, CA 92101 Tel: (619) 231-1058 Fax: (619) 231-7423
Michael S. Egan 7804 Fairview Road, Suite 158 Charlotte, NC 28226 Tel: (704) 367-1529 Fax: (704) 367-0328
Plaintiffs' Executive Committee

Exhibit A
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*
Lexar Media, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
52886P104 (CUSIP Number)

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 8, 2006 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☒.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 2,112,859
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 2,112,859

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,859

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,171,989
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,171,989

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%

14.	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,171,989
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,171,989

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%

14.	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

4

ITEM 1. Security and Issuer.

        This statement relates to the common stock, $0.0001 par value (the "Common Stock"), of Lexar Media, Inc. (the "Issuer"). The Issuer's principal executive office is located at 47300 Bayside Parkway, Fremont, California 94538.

ITEM 2. Identity and Background.

        (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"),which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

  ELLIOTT

        The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

        The principal business of Elliott is to purchase, sell, trade and invest in securities.

  SINGER

        Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

        Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

  CAPITAL ADVISORS

        The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

        The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

5

        The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Management LLC Advisors

        The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

  ELLIOTT SPECIAL GP, LLC

        The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

        The principal business of Special GP is serving as a general partner of Elliott.

        The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Management LLC Advisors

  ELLIOTT INTERNATIONAL

        The business address of Elliott International is c/o Bank of Bermuda (Cayman) Limited, Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

        The principal business of Elliott International is to purchase, sell, trade and invest in securities.

6

        The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Bank of Bermuda (Cayman) Limited Strathvale House, 2nd Floor North Church Street Grand Cayman Cayman Islands	General partner of Elliott International

  HAMBLEDON

        The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

  EICA

        The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

        The principal business of EICA is to act as investment manager for Elliott International.

        The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

        (d)   and (e) During the last five years, none of the persons or entitieslisted above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of ajudicial or administrative body of competent jurisdiction and as a result ofsuch proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Mr. Singer is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$17,157,811
Elliott International Working Capital	$25,989,064

7

ITEM 4. Purpose of Transaction.

        Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

        Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

        On March 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer addressing the Reporting Persons' opposition to the proposed exchange transaction with Micron Technology, Inc. (the "Transaction"). A copy of the letter is attached to this filing as Exhibit B.

        Elliott and Elliott International may continue to oppose consummation of the Transaction and to discuss and meet with management and other shareholders concerning the Transaction and to contact and meet with potential acquirers other than Micron Technology, Inc.

ITEM 5. Interest in Securities of the Issuer.

        (a)   Elliott beneficially owns 2,112,859 shares of Common Stock, constituting 2.6% of all of the outstanding shares of Common Stock.

        Elliott International and EICA beneficially own an aggregate of 3,171,989 shares of Common Stock, constituting 3.9% of all of the outstanding shares of Common Stock.

        Collectively, Elliott, Elliott International and EICA beneficially own 5,284,848 shares of Common Stock constituting 6.5% of all of the outstanding shares of Common Stock.

        (b)   Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

        Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

8

        (c)   The following transactions were effected by Elliott during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
2006-01-17	Common	73,421	8.33
2006-01-18	Common	39,800	8.25
2006-01-26	Common	266,000	7.51
2006-02-07	Common	(4,400)	6.45
2006-02-07	Common	176,080	6.56
2006-02-14	Common	70,532	5.88
2006-02-14	Common	(70,532)	6.40
2006-02-17	Common	(24,125)	6.93
2006-03-08	Common	120,000	8.15
2006-03-08	Common	28,960	8.24
2006-03-08	Common	(9,000)	7.50
2006-03-09	Common	(3,300)	7.50
2006-03-10	Common	(200)	7.50
2006-03-14	Common	140,000	8.49
2006-03-14	Common	(1,800)	7.50
2006-03-15	Common	(42,500)	7.50
2006-03-16	Common	51,164	8.88
2006-03-16	Common	140,000	8.91
2006-03-16	Common	(600)	7.50
2006-03-17	Common	2,884	9.10
2006-03-17	Common	100,481	8.96

        The following transactions were effected by Elliott International during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
2006-01-17	Common	110,133	8.33
2006-01-18	Common	59,700	8.25
2006-01-26	Common	399,000	7.51
2006-02-07	Common	(6,600)	6.45
2006-02-07	Common	264,120	6.56
2006-02-14	Common	105,798	5.88
2006-02-14	Common	(105,798)	6.40
2006-02-17	Common	(36,188)	6.93
2006-03-08	Common	180,000	8.15
2006-03-08	Common	43,440	8.24
2006-03-08	Common	(13,500)	7.50
2006-03-09	Common	(5,000)	7.50
2006-03-10	Common	(300)	7.50
2006-03-14	Common	210,000	8.49
2006-03-15	Common	(63,700)	7.50
2006-03-16	Common	76,746	8.88
2006-03-16	Common	210,000	8.91
2006-03-16	Common	(900)	7.50
2006-03-17	Common	4,326	9.10
2006-03-17	Common	150,721	8.96

9

        All of the above transactions were effected on the Nasdaq National Market.

        No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

        (d)   No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

        No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

        (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

ITEM 7. Material to be Filed as Exhibits.

        Exhibit A—Joint Filing Agreement

        Exhibit B—Letter to the Board of Directors of the Issuer dated March 20, 2006

10

SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 20, 2006	ELLIOTT ASSOCIATES, L.P.
	By:	Elliott Capital Advisors, L.P., as General Partner
	By:	Braxton Associates, Inc., as General Partner
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President
ELLIOTT INTERNATIONAL, L.P.
	By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President
ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President

11

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Lexar Media, Inc. dated March 20, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 20, 2006	ELLIOTT ASSOCIATES, L.P.
	By:	Elliott Capital Advisors, L.P., as General Partner
	By:	Braxton Associates, Inc., as General Partner
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President
ELLIOTT INTERNATIONAL, L.P.
	By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President
ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
	By:	/s/ ELLIOT GREENBERG Elliot Greenberg Vice President

EXHIBIT B

LETTER TO BOARD OF DIRECTORS OF LEXAR MEDIA, INC.

[Elliott Associates, L.P. Letterhead]

March 20, 2006

The Board of Directors
c/o Lexar Media, Inc.
47300 Bayside Parkway
Fremont, CA 94538

Dear Members of the Board of Directors:

        I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. ("Elliott" or "we"), which collectively own approximately 6.5% of the common stock of Lexar Media,  Inc. (the "Company" or "Lexar"). Elliott is extremely displeased by the current Micron transaction, in which Lexar shareholders are to receive 0.5625 Micron Technology shares per each Company share (the "Micron Transaction"), as we strongly believe this transaction significantly undervalues Lexar. In our view, the consideration under the Micron Transaction falls meaningfully short of Lexar's standalone value and the valuation discrepancy is even more egregious relative to Lexar's value contribution to its acquirer. We believe this outcome was the result of the Company's failure to conduct a robust and thorough sale process, and we fully support and encourage interest from other parties at levels more closely reflecting Lexar's true value.

        While we firmly disagree with the level of consideration offered to Lexar shareholders in the Micron Transaction, we fully agree with the premise of selling the Company. As presented in our analysis, Lexar is worth significantly more to an acquirer than it is on its own and a sale of the Company can unlock meaningfully greater shareholder value than continuing as a standalone entity. Despite being advantaged by pursuing the right course of action, by failing to engage all potentially interested parties in a transparent and complete sale process, the Board has accepted a wholly inadequate offer that meaningfully undervalues the Company both in acquisition and standalone scenarios. The fact that Lexar's stock has traded with heavy volume significantly above the Micron offer since the sale was announced on March 8th may be viewed as the judgment of the market as a whole that the deal is underpriced. As such, we believe it is incumbent upon us, as Lexar shareholders, to communicate directly that we fully support a sale of the Company and are interested in considering all offers that more sufficiently recognize Lexar's value. We reiterate our belief and disappointment that a robust sale process for the Company was not conducted and we assert that shareholders should receive greater consideration for the valuable assets Lexar offers to its acquirer.

        In the exciting flash memory space, Lexar brings numerous unique and valuable assets to any acquirer: i) Lexar's innovative and leading NAND controller and card design technology, ii) premium, trusted brand names, including Lexar and Kodak; iii) an impressive 70,000 storefront distribution network with well-established retail relationships; iv) estimated 2006 revenue of approximately $960 million, representing a sizable outlet for fab capacity; v) Lexar's license to produce Sony's memory stick; vi) the Company's powerful intellectual property portfolio, including 96 issued or allowed controller patents; and vii) its in-process litigation against Toshiba with meaningful expected value.

        All of these attributes would be worth significantly more to a potential acquirer than they are to Lexar as a standalone entity, thereby supporting the premise of a sale of the Company. Lexar's business is currently dependent on its ability to procure raw flash for use in its products. Consequently, any potential acquirer with captive flash supply or favorable supply agreements would be better able to price Lexar's products competitively, as well as do so much more profitably. As a result, the new company would be in a position to grow the top line and enjoy gross margins much more in-line with

1

competitors with favorable flash supply. On the intellectual property front, any larger and better-financed company would be in a significantly stronger position to aggressively pursue and capitalize on current and future litigation.

        We share below our view of the range of values for Lexar under two different scenarios, both of which exclude any value from litigation against Toshiba. In the first scenario, we assume the Company enters into an appropriate supply agreement for flash memory—something we believe can be readily achieved. In the second scenario, we assume Lexar is sold to a strategic party with captive flash memory production, such as Micron. Our analysis assumes 18% product gross margins in the first scenario and 23% in the second scenario. Elliott believes these assumptions to be reasonable given Sandisk's 35.5% product gross margins (which allows for 12-13% margins for its flash production component), and M-Systems' mid-20s% aggregate gross margins, despite its lack of a fully diversified supply base or captive supply, and greater OEM exposure than Lexar.

BUSINESS VALUATION (all figures in $mm, except per share)	Standalone, New Supply Agreement	Sold to Strategic with Captive Supply
Product Revenue	940	940
Current Royalty Revenue(1)	22	22
Total Revenue	962	962
Product Gross Margin	18%	23%
Product Gross Profit	169	216
Total Gross Profit	191	238
Operating Expenses (current standalone)	125	125
Synergies / Efficiencies(2)	(6)	(18)
Total Operating Expenses	119	107
Operating Income	72	132
Other Expenses, net(3)	(3)	(3)
Pre-tax income	69	129
Net Income, fully taxed at 35%	45	84
Valuation Range (P/E Multiples)	Equity Val (4)	Per Share (5)	Equity Val (4)	Per Share (5)
13x	683	$7.18	1,181	$12.42
15x	773	$8.13	1,348	$14.18
17x	863	$9.07	1,516	$15.94

Notes:

1.
This royalty revenue excludes any potential benefits of the pending Toshiba litigation.

2.
We believe 5% reduction in operating expenses under the standalone case is reasonable given current cost structure vs. industry; we also believe 15% synergies in sale case is conservative.

3.
Other Expenses has been adjusted to account for lower interest income, to avoid double-counting when including net cash in equity value.

4.
Equity value determined by net income multiplied by the P/E multiple plus Lexar's current net cash ($52mm) and discounted NOL valuation, as the income above is fully taxed (for conservatism purposes). NOL balance is determined from the 2005 10K filed March 16, 2006. In the standalone case, we project usage of Lexar's NOLs and discount the benefit back at 10% per year

2

  (discounted, after-tax value of $46mm). In the sale case, we assume a Section 382 limitation on the NOLs, project usage, and discount back the limited use at 10% per year (discounted, after-tax value of $41mm).

5.
Per share equivalent assumes 95.1 million fully-diluted shares, for acquisition purposes.

        These equity valuations of $683mm-$863mm ($7.18-$9.07, per share) under the standalone scenario and $1.2bn-$1.5bn ($12.42-$15.94, per share) under the sale scenario, solely reflect Lexar's business value under the two scenarios, and EXCLUDE the potentially considerable benefit of the Company's pending litigation. In the course of our diligence, we have performed an extensive investigation into the merits of both the trade secret case and the patent infringement cases currently pending with Toshiba, including retaining intellectual property counsel. With regard to the trade secret case, liability has been found in Lexar's favor and initial damages, prior to being vacated on certain technical evidentiary issues, were determined to be $465 million. Despite the pending appeal, we believe that ultimately there potentially exists several hundred million dollars of value associated with this case. With regard to the patent cases, it is our view that Lexar's position is strong, as the claim construction ruling was favorable to Lexar and the relative size of the company vis-a-vis Toshiba could bode favorably in the assessment of any infringement damages. We also believe the eventual recovery in this case could prove substantial. We think it bears repeating that with a larger, better-financed parent company, Lexar would be in a far stronger position to recognize meaningful value from this litigation, potentially in excess of the business valuation of the Company.

        Our view of the value of the Company's pending litigation is presented below, both in the trade secrets case and the patent litigation cases. As each of these cases is still pending, we have presented what we believe to be conservative ranges of the potential outcomes. Despite the variability of the ranges presented, our extensive diligence gives us confidence that the recoveries could be substantial.

LITIGATION VALUATION (all figures in $mm, except per share)
Trade Secret Recovery Range	$200	$300	$400	$465	$600
Fully taxed at 35%	$130	$195	$260	$302	$390
Per Share Value (95mm fully-diluted shares)	$1.37	$2.05	$2.74	$3.18	$4.10
Patent Case Estimate Range	$300	$400	$500	$600	$700
Fully taxed at 35%	$195	$260	$325	$390	$455
Per Share Value (95mm fully-diluted shares)	$2.05	$2.74	$3.42	$4.10	$4.79
TOTAL LITIGATION VALUE	$500	$700	$900	$1,065	$1,300
Fully taxed at 35%	$325	$455	$585	$692	$845
Per Share Value (95mm fully-diluted shares)	$3.42	$4.79	$6.15	$7.28	$8.89

        In the following summary table, we develop our view of Lexar's overall valuation. We apply a conservative range of litigation recovery based on both the trade secrets and patent litigation cases, and add these together with the standalone and sale to strategic acquirer business valuations. We believe these valuations to be representative of Lexar's potential value as a standalone business or its potential

3

value to an acquirer and note that in both scenarios Lexar's value meaningfully EXCEEDS the consideration under the Micron Transaction, currently worth only $8.31 per Lexar share.(1)

TOTAL COMPANY VALUATION (all figures in $mm, except per share)
P/E Multiple Range	13x	14x	15x	16x	17x
TOTAL EQUITY VALUE STANDALONE
Business Value	$683	$728	$773	$818	$863
Plus: After-tax Litigation Value	$325	$455	$585	$692	$845
TOTAL STANDALONE VALUE	$1,008	$1,183	$1,358	$1,510	$1,708
Per Share Value (95mm fully-diluted shares)	$10.60	$12.44	$14.28	$15.88	$17.96
TOTAL EQUITY VALUE TO STRATEGIC ACQUIRER
Business Value	$1,181	$1,264	$1,348	$1,432	$1,516
Plus: After-tax Litigation Value	$325	$455	$585	$692	$845
TOTAL VALUE TO STRATEGIC ACQUIRER	$1,506	$1,719	$1,933	$2,124	$2,361
Per Share Value (95mm fully-diluted shares)	$15.84	$18.09	$20.34	$22.34	$24.83

        In the chart above, the range between $1.5bn and $2.4bn ($15.84-$24.83, per share), which we believe to be appropriate, and which excludes any value associated with Lexar's robust intellectual property portfolio outside its currently pending litigation, is intended to demonstrate to the Board, the public, and potential acquirers, the potential value that Lexar could offer to an acquirer. While we recognize that there necessarily must be a division of this value between acquirer and target, and that some probability factor must be assigned to the potential litigation recovery, the current division of value between Micron and Lexar is inequitable and unacceptable, in our view. Under the current Micron Transaction, only approximately $790 million of value is being shared with Lexar shareholders.(2)

        As a result of this considerable discrepancy, Elliott does NOT support the Micron Transaction at the current price. We encourage other Lexar shareholders to come to the same conclusion. Moreover, we strongly believe other parties in the space should consider the meaningful value that Lexar can offer to their businesses and the extraordinarily low bar set by the current transaction in order to acquire such value. Additionally, we urge you, the Lexar Board, to fulfill your fiduciary obligations to the Lexar shareholders by giving full consideration to any Acquisition Proposal, as the term is defined in the merger agreement, presented to the Company by any third party.

        Should you have any questions, feel free to call me at 212-506-2999. I am also available to any potential acquirer to discuss the assumptions in this analysis or our views regarding the significant value Lexar can provide to their businesses.

Regards,

/s/ Jesse A. Cohn

Jesse A. Cohn

About Elliott Associates, L.P.

4

        Elliott Associates, L.P. and its sister fund, Elliott International, L.P., have more than $5.6 billion of capital under management as of January 2006. Founded in 1977, Elliott Associates is one of the oldest funds of its kind under continuous management.

(1)
Calculated as of market close on March 17, 2006, based on Micron share price of $14.77 multiplied by the exchange ratio of 0.5625 equals $8.31 in value per Lexar share.

(2)
$790 million Micron Transaction calculated as of market close on March 17, 2006, based on Micron share price of $14.77. Assumes 95.1 million fully-diluted Lexar shares and a per-share offer value of $8.31.

5

PROOF OF SERVICE

STATE OF CALIFORNIA	)
)ss.:
COUNTY OF LOS ANGELES	)

        I am employed in the county of Los Angeles, State of California, I am over the age of 18 and not a party to the within action; my business address is 12400 Wilshire Boulevard, Suite 920, Los Angeles, California 90025.

        On May 12, 2006, I served the document(s) described as FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT by placing a true copy(ies) thereof enclosed in a sealed envelope(s) addressed as follows:

SEE ATTACHED SERVICE LIST

I served the above document(s) as follows:

xx
BY MAIL. I am familiar with the firm's practice of collection and processing correspondence for mailing. Under that practice it would be deposited with U.S. postal service on that same day with postage thereon fully prepaid at Los Angeles, California in the ordinary course of business. I am aware that on motion of the party served, service is presumed invalid if postal cancellation date or postage meter date is more than one day after date of deposit for mailing in an affidavit.

xx
BY ELECTRONIC MAIL pursuant to an agreement entered into by the parties in this action, to the following addresses:

Marc M. Umeda, Esq.	MUmeda@ruflaw.com
Co-Lead Counsel for Plaintiffs
James S. Notis, Esq.	Jnotis@gardylaw.com
Stephen J. Oddo, Esq.	Steveo@lerachlaw.com
Shaun L. Grove, Esq.	Shawng@lerachlaw.com
Michael S. Egan, Esq.	Mike.egan@securitiesclaims.com
Plaintiffs' Executive Committee
Emmett G. Stanton, Esq.	Estanton@fenwick.com
Jennifer L. Kelly, Esq.	Jkelly@fenwick.com
Counsel for Defendants Lexar Media, Inc., Eric Stang, Petro Estakhri, William T. Dodds, Robert C. Hinckley, Brian D. Jacobs, Charles Levine and Mary Tripsas
Garrett J. Waltzer, Esq.	Gwaltzer@skadden.com
Counsel for Defendant Micron Technology, Inc.

  I declare under penalty of perjury under the laws of the State of California that the above is true and correct. Executed on May 12, 2006, at Los Angeles, California 90025.

LEITZA MOLINAR	/s/ LEITZA MOLINAR
Type or Print Name	Signature

6

SERVICE LIST

Marc M. Umeda, Esq. Louis A. Kerkhoff, Esq. ROBBINS UMEDA & FINK, LLP 610 West Ash Street, Suite 1800 San Diego, CA 92101 Tel: (619) 525-3990 Fax: (619) 525-3991	Emmett G. Stanton, Esq. FENWICK & WEST LLP Silicon Valley Center 801 California St. Mountain View, CA 94041 Tel: (650) 988-8500 Fax: (650) 938-5200
Co-Lead Counsel for Plaintiffs James S. Notis, Esq. GARDY & NOTIS, LLP 440 Sylvan Avenue, Suite 110 Englewood Cliffs, NJ 07632 Tel: (201) 567-7377 Fax: (201) 567-7337	Jennifer L. Kelly, Esq. FENWICK & WEST LLP 275 Battery Street, 15th Floor San Francisco, CA 94111 Tel: (415) 875-2300 Fax: (415) 281-1350
Stephen J. Oddo, Esq. Shaun L. Grove, Esq. LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS 655 West Broadway, Suite 1900 San Diego, CA 92101 Tel: (619) 231-1058 Fax: (619) 231-7423	Counsel for Defendants Lexar Media, Inc.,
Eric Stang, Petro Estakhri, William T.
Dodds, Robert C. Hinckley, Brian D. Jacobs,
Charles Levine and Mary Tripsas

Garrett J. Waltzer, Esq.
SKADDEN, ARPS, SLATE, MEAGHER
    & FLOM LLP
525 University Ave., Suite 1100
Palo Alto, CA 94301
 Tel: (650) 470-4500
Fax: (650) 470-4570
Michael S. Egan, Esq. 7804 Fairview Road, Suite 158 Charlotte, NC 28226 Tel: (704) 367-1529 Fax: (704) 367-0328	Counsel for Defendant Micron Technology, Inc.
Plaintiffs' Executive Committee

7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or witness or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses, costs and fees (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, he or she may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery, or the court in which such action or suit is brought, shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Micron's certificate of incorporation and bylaws provide that any person who was or is a party, or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director, officer, employee or agent or is or was serving at the request of Micron as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified to the fullest extent permitted by the DGCL. Micron has purchased insurance on behalf of the present and former directors and officers of Micron and its subsidiaries against liabilities asserted against or incurred by them in such capacity or arising out of their status as such.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits:

EXHIBIT NO.	DESCRIPTION
2.1
Agreement and Plan of Merger, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc., dated as of March 8, 2006 (included as Annex A to the proxy statement/prospectus forming a part of this registration statement)(1)
2.2
Form of Voting Agreement, by and among Micron Technology, Inc. and certain stockholders of Lexar Media, Inc., dated as of March 8, 2006 (included as Annex B to the proxy statement/prospectus forming a part of this registration statement)(1)

2.3	First Amendment to Agreement and Plan of Merger, dated as of May 30, 2006, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc.(2)
2.4	Second Amendment to Agreement and Plan of Merger, dated as of June 4, 2006, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc.(3)
2.5	Voting Agreement, dated as of June 6, 2006, by and between Micron Technology, Inc. and Glenview Capital Management, LLC(4)
4.1	Form of Global Warrant representing Micron Technology, Inc. to purchase Common Stock expiring May 15, 2008(5)
4.2	Securities Purchase Agreement, dated September 24, 2003, between Micron Technology, Inc. and Intel Capital Corporation(6)
4.3	Stock Rights Agreement, dated September 24, 2003, between Micron Technology, Inc. and Intel Capital Corporation(6)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality
8.1	Opinion of Fenwick & West LLP regarding tax matters
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Micron Technology, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Lexar Media, Inc.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.4	Consent of Fenwick & West LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on signature page)
99.1	Opinion of Deutsche Bank Securities Inc., regarding the fairness of the merger consideration (included as Annex C to the proxy statement/prospectus forming a part of this registration statement)(7)
99.2	Consent of Deutsche Bank Securities Inc.(7)
99.3
Patent Cross-License Agreement by and between Lexar Media, Inc. and Micron Technology, Inc. dated March 8, 2006 (included as Annex D to the proxy statement/prospectus forming a part of this registration statement)(7)
99.4	Form of Lexar Proxy Card

(1)
Incorporated by reference to Current Report on Form 8-K filed March 10, 2006.

(2)
Incorporated by reference to Current Report on Form 8-K filed May 31, 2006.

(3)
Incorporated by reference to Current Report on Form 8-K filed June 5, 2006.

(4)
Incorporated by reference to Current Report on Form 8-K filed June 7, 2006.

(5)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 30, 2001.

(6)
Incorporated by reference to Current Report on Form 8-K filed September 29, 2003.

(7)
Previously filed.

ITEM 22. UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (a)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   (1)    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

           (2)    The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho on June 7, 2006.

MICRON TECHNOLOGY, INC.
By:	/s/ STEVEN R. APPLETON Steven R. Appleton Chairman of the Board of Directors, Chief Executive Officer and President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven R. Appleton and W.G. Stover, Jr., and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Name		Title	Date

By:	/s/ STEVEN R. APPLETON Steven R. Appleton	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	June 7, 2006
By:	/s/ W.G. STOVER, JR. W.G. Stover, Jr.	Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	June 7, 2006
By:	/s/ DR. TERUAKI AOKI Dr. Teruaki Aoki	Director	June 7, 2006
By:	/s/ JAMES W. BAGLEY James W. Bagley	Director	June 7, 2006

By:	Mercedes Johnson	Director
By:	/s/ ROBERT A. LOTHROP Robert A. Lothrop	Director	June 7, 2006
By:	/s/ LAWRENCE N. MONDRY Lawrence N. Mondry	Director	June 7, 2006
By:	/s/ GORDON C. SMITH Gordon C. Smith	Director	June 7, 2006
By:	Robert Switz	Director
By:	/s/ WILLIAM P. WEBER William P. Weber	Director	June 7, 2006

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1
Agreement and Plan of Merger, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc., dated as of March 8, 2006 (included as Annex A to the proxy statement/prospectus forming a part of this registration statement)(1)
2.2
Form of Voting Agreement, by and among Micron Technology, Inc. and certain stockholders of Lexar Media, Inc., dated as of March 8, 2006 (included as Annex B to the proxy statement/prospectus forming a part of this registration statement)(1)
2.3	First Amendment to Agreement and Plan of Merger, dated as of May 30, 2006, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc.(2)
2.4	Second Amendment to Agreement and Plan of Merger, dated as of June 4, 2006, by and among Micron Technology, Inc., March 2006 Merger Corp. and Lexar Media, Inc.(3)
2.5	Voting Agreement, dated as of June 6, 2006, by and between Micron Technology, Inc. and Glenview Capital Management, LLC(4)
4.1	Form of Global Warrant representing Micron Technology, Inc. to purchase Common Stock expiring May 15, 2008(5)
4.2	Securities Purchase Agreement, dated September 24, 2003, between Micron Technology, Inc. and Intel Capital Corporation(6)
4.3	Stock Rights Agreement, dated September 24, 2003, between Micron Technology, Inc. and Intel Capital Corporation(6)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality
8.1	Opinion of Fenwick & West LLP regarding tax matters
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Micron Technology, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Lexar Media, Inc.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.4	Consent of Fenwick & West LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on signature page)
99.1	Opinion of Deutsche Bank Securities Inc., regarding the fairness of the merger consideration (included as Annex C to the proxy statement/prospectus forming a part of this registration statement)(7)
99.2	Consent of Deutsche Bank Securities Inc.(7)
99.3
Patent Cross-License Agreement by and between Lexar Media, Inc. and Micron Technology, Inc. dated March 8, 2006 (included as Annex D to the proxy statement/prospectus forming a part of this registration statement)(7)
99.4	Form of Lexar Proxy Card

(1)
Incorporated by reference to Current Report on Form 8-K filed March 10, 2006.

(2)
Incorporated by reference to Current Report on Form 8-K filed May 31, 2006.

(3)
Incorporated by reference to Current Report on Form 8-K filed June 5, 2006.

(4)
Incorporated by reference to Current Report on Form 8-K filed June 7, 2006.

(5)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 30, 2001.

(6)
Incorporated by reference to Current Report on Form 8-K filed September 29, 2003.

(7)
Previously filed.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
UPDATE TO QUESTIONS AND ANSWERS REGARDING THE PROPOSED MERGER
General Questions and Answers
Questions and Answers About the Reconvened Lexar Special Meeting
UPDATE TO SUMMARY
UPDATE TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LEXAR
UPDATE TO COMPARATIVE HISTORICAL PER SHARE DATA
UPDATE TO COMPARATIVE PER SHARE MARKET PRICE DATA
UPDATE TO RECENT DEVELOPMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
UPDATE TO RISK FACTORS
UPDATE TO THE SPECIAL MEETING OF STOCKHOLDERS OF LEXAR
UPDATE TO PROPOSAL NO. 1—THE MERGER
UPDATE TO THE MERGER AGREEMENT
UPDATE TO THE VOTING AGREEMENTS
UPDATE TO SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
WHERE YOU CAN FIND MORE INFORMATION
ANNEX A SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
ANNEX B FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT
SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF ALAMEDA
NATURE OF THE ACTION
JURISDICTION
PARTIES
DEFENDANTS' FIDUCIARY DUTIES
CLASS ACTION ALLEGATIONS
BACKGROUND
SUBSTANTIVE ALLEGATIONS
LEXAR'S LARGEST SHAREHOLDERS OBJECT TO THE MERGER
ANALYSTS CRITICIZE THE MERGER AS UNFAIR TO LEXAR SHAREHOLDERS
LEXAR ESCALATES ITS PATENT LITIGATION AGAINST TOSHIBA
THE PROXY MATERIALS ARE MATERIALLY FALSE AND MISLEADING
THE DEUTSCHE BANK ANALYSIS IS FLAWED AND MAKES THE PROXY FALSE AND MISLEADING
THE MERGER AGREEMENT CONTAINS AN UNFAIR LOCK-UP PROVISION
DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE
FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties
PRAYER FOR RELIEF
JURY DEMAND
SIGNATURES
EXHIBIT A JOINT FILING AGREEMENT
EXHIBIT B LETTER TO BOARD OF DIRECTORS OF LEXAR MEDIA, INC.
PROOF OF SERVICE
SEE ATTACHED SERVICE LIST
SERVICE LIST
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX